Exhibit 4.4

SALE AND PURCHASE AGREEMENT

BETWEEN

SAPRODIS S.A.S.

as Seller

COFIGER S.A.S.

as Purchaser

PINAULT-PRINTEMPS-REDOUTE S.A.

for the covenants in Section 5.1 and as guarantor under Section 10.9

AND

WOLSELEY PLC

as guarantor under Section 10.10

dated

April 30, 2003

This SALE AND PURCHASE AGREEMENT, dated 30 April, 2003, is made by and between Saprodis, a société par actions simplifiée organised under the laws of France with its registered office at 18 place Henri Bergson, 75008 Paris, registered with the Registry of Commerce and Companies of Paris under number 622 016 558 (the “Seller”), represented by Monsieur Serge Weinberg, duly authorised, and Cofiger S.A.S., a société par actions simplifiée organised under the laws of France with its registered office at 40 rue Pré Gaudry, Lyon, registered with the Registry of Commerce and Companies of Lyon under number 959 506 296 (the “Purchaser”), represented by Monsieur Mark White, duly authorised.

WHEREAS, the Seller owns 6,978,927 shares (the “Shares”) forming 99.99% of the capital of Pinault Bois & Matériaux, a société anonyme organised under the laws of the Republic of France with its registered office at 176 avenue Charles de Gaulle, 92200 Neuilly sur Seine, registered with the Registry of Commerce and Companies of Nanterre under number B 347 943 144 (the “Company”).

WHEREAS, upon the terms of this Agreement, the Seller desires to sell and the Purchaser desires to purchase the Shares, subject to the satisfaction of certain conditions precedent.

WHEREAS, the purchaser has had access to documents and information related to the legal, commercial and financial situation of the Company and the Subsidiaries in a data room organised by the Seller (the “Data Room”), has met with members of the management of the Seller, employees of the investment banks representing the Seller and certain other persons, all pursuant to that certain Confidentiality Agreement between PPR and Wolseley dated 22 May 2002.

NOW, THEREFORE, the parties hereby agree as follows:

ARTICLE I DEFINITIONS

Capitalised terms used in this Agreement shall have the meanings set forth below:

“Accountants”	Means the Seller’s Accountants and the Purchaser’s Accountants or either of them as the context may require.

“Accounting Principles”	Means generally accepted French accounting principles applied in a manner consistent with the past practice of the Company and the Subsidiaries and set out in Schedule 1(a).

“Affiliate”
Means any undertaking (other than the Company and the Subsidiaries) controlling, controlled by, or under common control with the Seller or the Purchaser, as the case may be (collectively “Affiliates”). For these purposes, the term “control” shall have the meaning ascribed to it by article L.233.3(I) of the French Code de Commerce.

“Agreement”	Means the present Sale and Purchase Agreement, together with its Schedules.

“Auditors”	Means Deloitte & Touche.

“Balance Sheet Date”	Means 31 December 2002.

“Business”	Means the business of the Company and the Subsidiaries as conducted on the date of this Agreement and/or on Closing.

“Business Day”	Means any day other than a Saturday, Sunday or other day on which commercial banks in the city of Paris or London are required or permitted to be closed.

“Claim”	Means any Direct Claim or Third Party Claim as defined in the Article VIII of this Agreement.

“Closing”	Means the completion of the sale of the Shares as provided in Section 2.4.

“Closing Date”	Means the date on which the Closing shall occur.

“Company”	Has the meaning set forth in the recitals to this Agreement.

“Competing Business”	Has the meaning set forth in Section 5.1(a).

“Consent”	Means any consent, waiver, approval, authorisation, exemption, registration, licence or declaration of or by, or filing with, any governmental, administrative or regulatory authority.

“Data Room”	Has the meaning set forth in the recitals to this Agreement.

“Financial Statements”
Means the audited consolidated financial statements of the Company and the Subsidiaries (balance sheet, profit and loss statement and notes thereon, including off-balance sheet liabilities (engagements hors bilan)) as of and for the year ended 31 December 2002.

“Intellectual Property Rights”
Means patents, trade marks, service marks, logos, get-up, trade names, internet domain names, right in designs, copyright, droit d’auteur (including rights in computer software) and moral rights, database rights, semi-conductor topography rights, utility models, rights in know-how and other intellectual property rights, in each case whether registered or unregistered and including applications for registration but excluding rights in generally commercially available computer software (such as Microsoft Windows) licensed to the Company and the Subsidiaries on normal market terms, and all rights or forms of protection having equivalent or similar effect anywhere in the world.

“Judgments”	Means any judgments, orders, rulings or awards of any court, arbitrator or other judicial authority.

“Laws”	Means laws, decrees, rules or regulations of any governmental, administrative or regulatory authority.

“Liabilities”	Means any liabilities or obligations required by the Accounting Principles to be included in the Financial Statements.

“Liens”
Means all liens, encumbrances and security interests, including mortgages, pledges, escrow arrangements, pre-emption rights, options, equities, claims, call options, easements (servitudes) or other restrictions or limitations on the right of ownership, of any nature whatsoever.

“Material Adverse Effect”
Means any adverse effect which, taken together with all such other related effects, has a material adverse impact on the assets, results or financial condition of the Company and the Subsidiaries taken as a whole.

“Material Contracts”
Means all contracts to which the Company or any of the Subsidiaries is a party and which (i) involve the obligation by the Company or the Subsidiary to pay, or the right to receive, amounts in excess of two hundred and fifty thousand (250,000) Euros in any year or (ii) are contracts whose term exceeds one (1) year or is unlimited (with the exception of employment contracts, agreements with public utilities and generally commercially available computer software licence agreements on normal market terms) and which may not be terminated by the Company or the relevant Subsidiary, as the case may be, on less than three (3) months’ notice without the payment of any penalty or (iii) are contracts under the terms of which the Company or any of the Subsidiaries is bound to refrain from carrying out or to restrict certain activities, or to refrain from competing with any third party or (iv) which requires (or confers any right to require) the allotment or issue of any shares, debentures or other securities of the Company or any of the Subsidiaries now or at any time in the future or (v) establishes any guarantee, indemnity, suretyship, form of comfort or support (whether or not legally binding) given by the Company or any of the Subsidiaries in respect of the obligations or solvency of another person or (vi) achieves a sale or other disposal of any undertaking by the Company or any of the Subsidiaries in circumstances in which the Company or any of the Subsidiaries remains subject to any liability (whether contingent or otherwise) which is not fully provided for in the Financial Statements or (vii) establishes any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement to which the Company or any of the Subsidiaries is a party or (viii) constitutes a power of attorney given by the Company or any of the Subsidiaries which would enable any person not employed by the Company or any of the Subsidiaries to enter into any contract or commitment on behalf of the Company or any of the Subsidiaries or (ix) is any other agreement or arrangement having or likely to have a Material Adverse Effect.

“Minority Interests”	Means any interests in the Company or the Subsidiaries (other than the Nominee Shares) that are held by any person other than the Seller or its Affiliates.

“Net Debt”	Means, in respect of the Company and the Subsidiaries:

(i)	all outstanding bank borrowings;
(ii)	all capital lease obligations, excluding (a) all future interest charges and (b) the acquisition price of assets at the end of each leasing agreement;
(iii)
all inter-company indebtedness and other financial liabilities of the Company or a Subsidiary towards the Seller and/or its Affiliates other than the Company and the Subsidiaries, including under any shareholder current accounts; and

(iv)	net of cash and marketable securities (being mutual funds, or equivalent, that have a maturity date of less than three (3) months).

“Nominee Shares”
Means any shares in the capital of the Company or any of the Subsidiaries that are held by a person on behalf of the Seller or any of its Affiliates, including any shares held by directors under prêts de consommation.

“Permits”
Means any contracts or any permits, authorisations, unilateral decisions, approvals, registrations, permissions, consents and licences granted by or obtained from any governmental, administrative or regulatory authority, including, without limitation, contracts and unilateral decisions regarding the occupancy of the public domain.

“Plan”
Means any individual or collective compensation, bonus, profit-sharing, pension, retirement, early retirement, seniority premium, stock option or purchase, severance pay, life, health, medical, disability or accident insurance, vacation or other employee incentive scheme, benefit plan, program or arrangement.

“PPR”
Means Pinault-Printemps-Redoute S.A., a société anonyme organised under the laws of the Republic of France with its registered office at 18 place Henri Bergson, 75008 Paris, registered with the Registry of Commerce and Companies of Paris under number B 552 075 020.

“Proceeding”	Means any legal or administrative litigation, action, suit, claim, investigation or inquiry, or any arbitration or other means of alternative dispute resolution.

“Purchase Price”	Means the purchase price for the Shares and the Nominee shares set out in section 2.2 and to be paid by the Purchaser on the Closing Date to the Seller in accordance with Section 2.3.

“Purchaser”	Has the meaning set forth in the recitals to this agreement.

“Purchaser’s Accountants”	Means PricewaterhouseCoopers.

“Seller”	Has the meaning set forth in the recitals to this Agreement.

“Seller’s Accountants”	Means Deloitte & Touche.

“Shares”	Has the meaning set forth in the recitals to this agreement.

“Subsidiary”
Means each undertaking controlled directly or indirectly by the Company as at the date of this Agreement and a list of which is set out in Schedule 1(b), together with any undertaking over which the Company acquires direct or indirect control, in accordance with the terms of this Agreement, prior to Closing. For these purposes, the term “control” shall have the meaning ascribed to it by article L.233.3(I) of the French Code de Commerce and the term “Subsidiary” shall include any undertaking that has merged into the Company or a Subsidiary.

“Taxes”
Means any direct or indirect income, gross receipts, property, sales, value added, use, licence, excise, franchise, employment, payroll, withholding, alternative or add-on minimum, ad valorem, transfer or excise tax, local business tax (taxe professionnelle) or any other tax, custom, stamp duty, parafiscal duty, duty, governmental fee or other like assessment or charge of any kind whatsoever, including social security charges together with any interest or penalty, imposed by any governmental authority whether in France or not.

“undertaking”
Means a body corporate or partnership or an unincorporated association carrying on trade or a business with or without a view to profit (and, in relation to an undertaking which is not a company, expressions in this Agreement appropriate to companies shall be construed as references to the corresponding persons, officers, documents or organs (as the case may be) appropriate to undertakings of that description).

“Warranties”	Means the representations and warranties made or given by the Seller as set out in Article III of this Agreement and “Warranty” means any of them.

“Wolseley”
Means Wolseley plc, a company organised under the laws of England and Wales with its registered office at Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA, registered in England and Wales under number 29846.

In this Agreement, any statement qualified by the expression “to the Seller’s knowledge” or any similar expression shall be deemed to include an additional statement that it has been made after due and careful enquiry and shall be deemed also to include the knowledge of the persons listed in Schedule 1(c).

ARTICLE II
SALE AND PURCHASE OF SHARES

2.1	Sale and Purchase

Upon the terms set forth in this Agreement, subject to the satisfaction or waiver of the conditions precedent to Closing, on the Closing Date the Seller shall sell to the Purchaser, and the Purchaser shall purchase, all of the Shares and the Nominee Shares, free and clear of all Liens and together with all rights attached thereto as of the Closing.

2.2	Purchase Price

The Purchase Price for the Shares and the Nominee Shares shall be five hundred and sixty five million (565,000,000) Euros less the amount of the Net Debt as of the Closing Date (the “Closing Net Debt”). The Purchaser shall pay the Purchase Price at Closing in accordance with Section 2.4.

2.3	Net Debt

The Purchaser shall assume or procure the reimbursement of the Closing Net Debt with effect from the Closing, notwithstanding the procedure set forth in Section 2.3(a) to (d) below.

(a)
Not less than four (4) Business Days prior to the Closing, the Seller shall deliver to the Purchaser and to the Purchaser’s Accountants a written statement showing the Seller’s calculation of the Closing Net Debt, prepared on the basis of the Accounting Principles and Schedule 2.3 and which in any event shall not exceed three hundred and fifteen million (315,000,000) Euros (the “Seller’s Statement”). If pursuant to Section 5.2 the Purchaser gives its prior written consent to the acquisition by the Company or any Subsidiary of an undertaking between the date of this Agreement and the Closing Date, the amount of any indebtedness contracted by the Company or that Subsidiary and the amount of any cash paid by the Company or that Subsidiary in each case for the purposes of that acquisition as approved by the Purchaser shall not be taken into account in the calculation of the Closing Net Debt in accordance with this Section 2.3. The Purchaser will have a period of thirty (30) Business Days from the Closing Date to review the Seller’s statement and to notify the Seller either that it agrees with the amount of the Closing Net Debt set out in the Seller’s Statement or that it does not agree with the amount of the Closing Net Debt set out in the Seller’s Statement in which case it shall provide reasonable details of the basis for such disagreement. For the purposes of this review, the Seller shall procure that the Purchaser and the Purchaser’s Accountants shall have access to the accounts of and other relevant financial information relating to the Company and the Subsidiaries, as well as to the relevant working papers of the Seller, the Seller’s Accountants and the Auditors. The Closing Net Debt agreed by the parties or otherwise determined in accordance with this Section 2.3 is referred to herein as the “Final Net Debt”.

(b)
If the Purchaser does not dispute the Closing Net Debt set out in the Seller’s Statement within thirty (30) Business Days from the Closing Date, the Seller’s calculation of the Closing Net Debt shall be the Final Net Debt.

(c)
If the Purchaser disputes the computation of the Closing Net Debt set out in the Seller’s Statement within the above mentioned thirty (30) Business Day period and shall have notified the Seller of such fact in writing, the parties (each assisted by its Accountants if it so requires) shall meet to attempt to reach a final agreement in good faith on the Closing Net Debt within a period of ten (10) Business Days from the date of the response from the Purchaser. If the parties reach an agreement within that period on the amount of the Final Net Debt this shall be paid in accordance with sub-Section (d) below. If the parties fail to reach an agreement within that period on the amount of the Final Net Debt, this shall be determined (but within the range of the Seller’s and the Purchaser’s respective determinations of the Closing Net Debt) by Ernst & Young, or, if Ernst & Young is unable or unwilling to act, an expert being a member of an international audit firm appointed by the President of the Paris Commercial Court at the request of the most diligent party, in each case acting as an independent expert (the “Expert”) in accordance with the provisions of article 1843-4 of the French Civil Code. The Expert’s determination shall be provided simultaneously by the Expert to the Seller and the Purchaser in a single report within fifteen (15) Business Days of the date on which he shall have been requested to provide his determination. This report shall be final and binding upon both the Purchaser and the Seller in the absence of manifest error. The parties shall promptly make all relevant information available to the Expert in order for him to make such determination. The fees and expenses of the Expert shall be borne by the Purchaser and the Seller in equal shares.

(d)
If the amount of the Final Net Debt exceeds the Closing Net Debt then the Seller shall pay the difference to the Purchaser, or if the Final Net Debt is less than the Closing Net Debt the Purchaser shall pay the difference to the Seller. Any such payment shall be made within five (5) Business Days of the determination of the Final Net Debt in accordance with the provisions of this Section 2.3.

2.4	Closing

The Closing shall be held at 10:00 a.m. no later than the fifth (5th) Business Day following satisfaction or waiver of the last of the conditions precedent to Closing at the offices of Sokolow, Dunaud, Mercadier & Carreras, 55, avenue Kléber, 75116 Paris or at such other address as the parties shall agree. At the Closing:

(a)	the Seller shall deliver to the Purchaser:

(i)	duly executed share transfer instruments (ordres de mouvement de titres) relating to the Shares and the Nominee Shares, in each case in favour of such person as the Purchaser shall specify;

(ii)	the Company’s share register, shareholder accounts and current minute books;

(iii)
unconditional resignation letters, in the form set out in Schedule 2.4(a)(iii) and effective on the Closing Date, from the directors of the Company and the Subsidiaries notified by the Purchaser to the Seller no later than four (4) Business Days prior to the Closing;

(iv)	resignation letters, effective on the Closing Date, from the Auditors in respect of the Company and each Subsidiary;

(v)
a certified copy of the minutes of an ordinary general meeting of the shareholders of the Company and the Subsidiaries appointing as directors the persons notified by the Purchaser to the Seller no later than fifteen (15) Business Days prior to the Closing;

(vi)	a certified copy of the minutes of an ordinary general meeting of the shareholders of the Company and each Subsidiary appointing PricewaterhouseCoopers as auditors;

(vii)
a certified copy of the minutes of the meeting of the board of directors of the Company agreeing to the transfer of the Shares to the Purchaser pursuant to the clause d’agrément contained in the by-laws of the Company;

(viii)	a copy of the executed agreement set forth in Schedule 2.4(a)(viii) between PPR and the Company relating to the use of the name “Pinault” during the three (3) year period following the Closing Date;

(ix)
an executed French language share transfer agreement in respect of the Shares substantially in the form set out in Schedule 2.4(a)(ix) and dated the Closing date for filing with the French tax authorities;

(x)	evidence of the termination of the management agreement dated 24 November 1993 between PPR and PBM Conseil SNC and of the other intra-group contracts set out in Schedule 2.4(a)(x);

(xi)	evidence of the distribution and payment of the pre-Closing dividends pursuant to Section 5.3;

(xii)	written confirmations as to the respective bank balances of the Company and each of the Subsidiaries as at the close of business on the fourth (4th) Business Day prior to the Closing Date;

(xiii)
directions varying and/or replacing the bank mandates given by the Company and the Subsidiaries so that the persons notified by the Purchaser to the Seller no later than four (4) Business Days prior to the Closing are authorised signatories;

(b)
the Purchaser shall deliver to the Seller the Purchase Price by wire transfer of immediately available funds to such account as the Seller shall have notified in writing to the Purchaser no later than four (4) Business Days prior to the Closing;

(c)
the Seller shall repay and procure that its Affiliates pay to the Company and the Subsidiaries all sums owed to them (the amount of which as at the Closing Date, together with all interest due or accrued thereon, shall have been certified by the Seller in writing to the Purchaser not less than four (4) Business Days prior to Closing); and

(d)
the Purchaser shall procure that the Company and the Subsidiaries shall pay all sums owed by them to the Seller and its Affiliates, including unpaid management fees and license fees (the amount of which as at the Closing Date, together with interest due or accrued thereon, shall also have been certified by the Seller in writing to the Purchaser not less than four (4) Business Days prior to Closing and shall be included in the inter-company indebtedness for the purposes of the calculation of the Closing Net Debt).

If the last condition precedent to Closing has not been satisfied or waived prior to 30 September 2003, then this Agreement (other than Article X) shall, unless otherwise agreed by the parties, automatically be null and void and neither party shall have any liability to the other, save in respect of any rights and liabilities of the parties pursuant to this Agreement which shall have accrued before that date.

2.5	Proceedings at Closing

All actions to be taken and documents to be executed and delivered by the parties hereto at the Closing shall be deemed to have been taken and executed simultaneously, and no action shall be deemed taken or any documents executed or delivered until all actions and documents contemplated hereby have been taken, executed and delivered.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller hereby represents and warrants to the Purchaser as follows:

3.1	Organisation

(a)
The Company and the Subsidiaries are duly organised and validly existing under the Laws of their country of incorporation and have the requisite power to conduct the Business. No resolution has been passed, or action taken, for their dissolution.

(b)	The Company owns directly the shares in the Subsidiaries and the Subsidiaries own directly the shares or other equity interests in various undertakings each as listed in Schedule 3.1(b).

(c)	The by-laws and corporate registers of the Company and the Subsidiaries have been maintained up to date in accordance with applicable Laws.

(d)
Neither the Company nor any of the Subsidiaries is in cessation de paiement and none of them has, since its incorporation, been the subject of an order, petition or meeting regarding a règlement amiable, redressement judiciaire, liquidation judiciaire, or other similar procedure.

(e)	Save as set out in Schedule 3.1(e), neither the Company nor any of the Subsidiaries has net assets (capitaux propres) below one half of its share capital.

(f)	Save as set out in Schedule 3.1(f), there are no Minority Interests.

3.2	Authority: Enforceability

The Seller has the corporate power and authority to enter into this Agreement and to discharge its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorised by the Seller’s board of directors (conseil d’administration) and no other corporate actions on the part of the Seller are necessary to authorise the execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Seller and constitutes a legal, valid and binding obligation of the Seller, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation and other similar Laws of general application with respect to creditors.

3.3	Capital Structure

(a)
The Shares, the Nominee Shares and the shares of the Subsidiaries held by the Company are validly issued and fully paid. The Shares, the Nominee Shares and the shares of the Subsidiaries held by the Company will be free and clear of all Liens on Closing.

(b)
The share capital of the Company and of each of the Subsidiaries is set forth in Schedule 3.3, which also sets forth the number of shares issued by the Company and each of the Subsidiaries. The information set out in Schedule 3.3 is true and accurate. Except for such shares and except as set forth in Schedule 3.3 hereof, the Company or the Subsidiaries have not issued, nor approved the issuance of, any shares, warrants or securities of any nature whatsoever and there are no options, promises, warrants or other agreements or undertakings pursuant to which any of the Company and the Subsidiaries is or may become obligated to issue any shares, warrants or other securities of any kind whatsoever. Save as set out in Schedule 3.1(b), neither the Company nor the Subsidiaries holds an interest in any undertaking and have not undertaken to subscribe for any interest in any undertaking.

(c)	The copies of the statuts of the Company and the equivalent documents of each of the Subsidiaries that have been delivered to the Purchaser are true, correct and complete copies thereof.

3.4	Ownership

(a)
The Seller is the lawful and beneficial owner of the Shares and may freely dispose of and transfer them without any restriction whatsoever (subject to obtaining the approval required pursuant to the clause d’agrément). There are no voting trusts, shareholder agreements or other voting agreements relating to the Shares.

(b)
The shares owned by the Company in the Subsidiaries represent the percentage of the outstanding shares of capital stock of each Subsidiary shown in Schedule 3.4(b). There are no voting trusts, shareholder agreements or other voting agreements relating to the share capital of the Subsidiaries. There is no outstanding subscription, contract, convertible or exchangeable security, option, warrant, call or other right obligating the Company or any other person or undertaking to issue, sell exchange, or otherwise dispose of, or to purchase, redeem or otherwise acquire, shares of or securities convertible into or exchangeable for, capital stock of the Company or the Subsidiaries.

3.5	No Breach

Except as set forth in Schedule 3.5, neither the execution and delivery of this Agreement nor the performance by the Seller of its obligations hereunder nor the consummation of the transactions contemplated hereby does or will:

(a)
conflict with or violate any provision of the statuts of the Seller, the Company or the equivalent documents of any of the Subsidiaries, or result in the creation or imposition of any Lien on the Shares, the Nominee Shares or the assets of the Company or the Subsidiaries;

(b)
violate, conflict with or result in the breach of any Material Contracts to which the Seller, the Company or any of the Subsidiaries is a party or by which any of them or their respective securities, properties, businesses or assets is bound; or

(c)	constitute a violation by the Seller, the Company or any of the Subsidiaries of any Laws, Judgments or Permits applicable to any of them.

3.6	Financial Statements, statutory books and filings

(a)
The Financial Statements, a copy of which is attached as Schedule 3.6(a), have been prepared in accordance with the Accounting Principles and have been audited by the Auditors. The Financial Statements give a true, complete and fair view (image fidèle) of the financial condition of the Company (considered together with the Subsidiaries) as of the date thereof and of the results for the period then ended.

(b)
The Financial Statements either make adequate provision for or disclose all Liabilities (whether actual, contingent or disputed and including financial lease (crédit-bail) commitments), all outstanding capital commitments and all bad or doubtful debts of the Company and the Subsidiaries as at the Balance Sheet Date, in each case in accordance with the Accounting Principles.

(c)
The financial statements for each of the last three (3) financial years ended on 31 December 2000, 31 December 2001 and the Balance Sheet Date complied with the requirements of all relevant Laws then in force and with the Accounting Principles.

(d)
Except as set out in Schedule 3.6(d), no changes in the Accounting Principles were made by the Company or the Subsidiaries in any of the three (3) financial years ended on 31 December 2000, 31 December 2001 and the Balance Sheet Date.

(e)
The results shown by the financial statements for the three (3) financial years ended on 31 December 2000, 31 December 2001 and the Balance Sheet Date were not (except as therein disclosed) affected by any extraordinary or exceptional item or by any other factor rendering such results for all or any of such periods unusually high or low.

(f)
The rate of depreciation adopted by the Company and the Subsidiaries in the financial statements for each of the three (3) financial years ended on 31 December 2000, 31 December 2001 and the Balance Sheet Date was sufficient for each of the fixed assets of the relevant company to be written down to nil by the end of its useful life.

(g)
The method of valuing stock and work-in-progress and the basis of depreciation and amortisation adopted in the Financial Statements were the same as those adopted in the financial statements for each of the two (2) financial years ended on 31 December 2000 and 31 December 2001.

(h)
The statutory books, books of account and other records of the Company and the Subsidiaries (i) are up-to-date and have been maintained in all material respects in accordance with all applicable Laws and the Accounting Principles on a proper and consistent basis, (ii) comprise complete and accurate records of all information required to be recorded therein and (iii) are in the possession or under the control of the Company.

(i)
All accounts, documents and returns required by Law to be delivered or made by the Company or any of the Subsidiaries to the greffe du tribunal de commerce or any other authority or registry have been duly and correctly delivered or made in all material respects.

3.7	Cash

Details of the cash balances (on an accounts basis) of each of the Company and the Subsidiaries as at 31 March 2003 are set out in Schedule 3.7.

Since the date referred to in the above paragraph, the cash balances of each of the Company and the Subsidiaries have not been reduced by any payments except for amounts payable in the ordinary and usual course of business.

3.8	Working Capital

Having regard to existing bank and other financial facilities, each of the Company and the Subsidiaries has sufficient working capital available to it as at the date of this Agreement to enable it to continue to carry on its business in the ordinary course and in the manner it has been conducted prior to the date of this Agreement and at its present level of turnover and (assuming for this purpose that the Company were to remain a subsidiary of the Seller) for the purpose of performing in accordance with their terms all orders, projects and other obligations and discharging all liabilities which ought properly to be discharged in the ordinary course of business during the period of twelve (12) months after Closing having regard to the manner in which the business has been conducted prior to the date of this Agreement.

3.9	Debts Owed to the Company and the Subsidiaries

There are no debts owing to any of the Company or the Subsidiaries other than:

(a)	the intra-group indebtedness specified in Schedule 3.9(a);

(b)
trade debts incurred in the ordinary and usual course of business which as at 31 March 2003 did not exceed two hundred and eighty one million (281,000,000) Euros in aggregate for the Company and the Subsidiaries taken as a whole and details of which as at the date of this Agreement are set out in Schedule 3.9(b).

The receivables shown in the Financial Statements have realised, or will realise within a period of six (6) months from the Balance Sheet Date, their nominal amount less any specific provision for bad or doubtful debts included in the Financial Statements. The receivables incurred by each of the Company and the Subsidiaries since the Balance Sheet Date and which are outstanding as at the date of this Agreement (including those shown in Schedule 3.26) will on an aggregate basis realise within six (6) months from such date not less than ninety five per cent (95%) of their nominal amount.

3.10	Debts Owed by the Company or the Subsidiaries

(a)
Neither the Company nor the Subsidiaries have outstanding any borrowing or indebtedness in the nature of borrowing (including, without limitation, any indebtedness for moneys borrowed or raised under any acceptance credit, bond, note, bill of exchange or commercial paper, finance lease, hire purchase agreement, trade bills (other than those on terms normally obtained), forward sale or purchase agreement or conditional sale agreement or other transaction having the commercial effect of a borrowing) other than:

(i)
intra-group indebtedness which does not exceed one hundred and sixty six million nine hundred and thirty five thousand one hundred and twenty (166,935,120) Euros in aggregate for the Company and the Subsidiaries taken as a whole and details of which as at the date of this Agreement are set out in Schedule 3.10(a)(i); and

(ii)
moneys borrowed from third parties (which do not exceed three million two hundred and seventy thousand (3,270,000) Euros in aggregate for the Company and the Subsidiaries taken as a whole and details of which on an accounts basis as at the date of this Agreement are set out in Schedule 3.10(a)(ii)).

(b)	Neither the Company nor the Subsidiaries has received any notice to repay under any agreement relating to any borrowing or indebtedness in the nature of borrowing which is repayable on demand.

(c)
To the Seller’s knowledge, there has not occurred any event of default or any other event or circumstance which would entitle any person to call for early repayment under any agreement relating to any borrowing or indebtedness of any of the Company or the Subsidiaries or to enforce any security given by any of the Company or the Subsidiaries (or, in either case and to the Seller’s knowledge, any event or circumstance which with the giving of notice and/or the lapse of time and/or a relevant determination would constitute such an event or circumstance).

(d)
Trade debts incurred by the Company or the Subsidiaries in the ordinary and usual course of business since the Balance Sheet Date (including trade debts incurred between the Company and the Subsidiaries or any of them) do not exceed three hundred and eight million (308,000,000) Euros in aggregate for the Company and the Subsidiaries taken as a whole.

(e)	There are no off-balance sheet commitments (engagements hors-bilan) other than those set out at Schedule 3.10(e).

3.11	Consents

Except as set forth in Schedule 3.11, no Consent is required to be obtained by the Seller, the Company or any of the Subsidiaries, in connection with (i) the execution, delivery or enforceability of this Agreement or (ii) the consummation of any of the transactions contemplated hereby.

3.12	Actions and Proceedings

Except as set forth in Schedule 3.12, neither the Company nor the Subsidiaries are a claimant or a defendant in or otherwise a party to any Proceedings which are in progress or threatened or pending by or against or concerning the Company or any of the Subsidiaries or any of their assets and which individually, or in the aggregate for a series of connected Proceedings, involve an amount in excess of one hundred thousand (100,000) Euros. To the Seller’s knowledge, there are no circumstances that are likely to give rise to any such Proceedings.

3.13	Tax Matters – Social Security

(a)
The Company and the Subsidiaries have, in the operation of the Business (i) within the time and manner prescribed by Law duly filed (or there have been filed on their behalf) with appropriate taxing authorities all Tax Returns required to be filed by them or with respect to or attributable to the business or to the assets of the Company and the Subsidiaries, and such Tax Returns are complete and correct in all material respects (ii) within the time and manner prescribed by Law, paid in full or made adequate provision for all Taxes to be due or for which a provision was required to be made in the Financial Statements in compliance with the Accounting Principles and (iii) complied with all applicable Laws relating to the withholding of Taxes and the payment of withheld Taxes.

In this Agreement, “Tax Returns” means any form, return, declaration, report, election, claim for refund (but only if the Seller, the Company or the Subsidiary could reasonably be expected to be aware of the possibility to obtain a Tax refund), information return, reply to information request, self-deliveries (livraisons à soi-même) or statement relating to Taxes, including, without being limited to, any such document prepared on a consolidated, combined or unitary basis, any schedule or attachment thereto, and any amendment thereof. The Company and the Subsidiaries have kept all Tax Returns for ten (10) years.

The income tax results, the tax basis of the Company and the Subsidiaries for purposes of all Taxes, and the Tax payments made or to be made by the Company and the Subsidiaries are and always have been calculated and made in compliance with all applicable Tax Laws and as provided in the tax sharing agreement referred to in Section 3.13(c).

(b)
Except as set forth in Schedule 3.13(b), no audits, examinations, investigations, information requests or other administrative proceedings or court proceedings are presently pending with respect to any liability for Taxes or Tax Returns filed by or on behalf of the Company or the Subsidiaries or with respect to the business or the assets of the Company or the Subsidiaries, which liability has not been fully paid or finally settled. Any such deficiency or assessment shown in Schedule 3.13(b) is being contested in good faith through appropriate Proceedings. Except as set out in Schedule 3.13(b), no Proceeding is presently pending with respect to any Taxes or Tax Returns of the Company or any of the Subsidiaries or with respect to the business or the assets of the Company and the Subsidiaries. Neither the Company nor any Subsidiary has received any written notice of deficiency or assessment from any governmental authority with respect to any liability for Taxes. Neither the Company nor any Subsidiary has been formally notified to pay any penalty, fine, surcharge or interest to any person and has not been in the last two years liable to do so. All suitable provisions for deferred Taxes or liabilities have been made in all material respects.

(c)
The undertakings listed on Schedule 3.13(c)(i) have opted for tax consolidation with an Affiliate of the Seller as the parent company of the tax consolidated group effective as indicated in Schedule 3.13(c)(i), and have always complied, in their relations with the other undertakings of the tax consolidated group, with all the provisions of the tax sharing agreement (convention d’intégration fiscale) a copy of which is attached at Schedule 3.13(c)(ii).

(d)
Neither the Company nor any of the Subsidiaries has benefited from any Tax deferral, favourable Tax regime or other fiscal advantage in exchange for current or future Tax liabilities that have not been reflected in the Financial Statements. The provisions made for Taxes in the Financial Statements are sufficient for the payment of all Taxes payable in respect of all periods prior to the Balance Sheet Date.

(e)
All social security charges (both employee’s and employer’s parts) required to be withheld in respect of compensation paid to employees of the Company have been withheld and paid to the relevant authority or social security institution and income withholding taxes, if any, payable by the Company or any of the Subsidiaries as employer have been duly paid and the relevant tax and social security returns and records are in good order.

3.14	Property

(a)
A complete and accurate list of all real estate owned or leased by the Company and each of the Subsidiaries is attached as Schedule 3.14(a), including all land and buildings used for purposes of carrying out their respective activities. The Company and the Subsidiaries either have good and marketable title to the properties set out in Schedule 3.14(a) (the “Properties”) or own valid titles of occupancy or leases for the properties they use but do not own also as set out in Schedule 3.14(a) (the “Rented Properties”). The Properties and the Rented Properties are fit for the purpose for which they are used having regard to the manner in which they were used in the ordinary course of business by the Company and each of the Subsidiaries prior to the date of this Agreement.

(b)
The titles with respect to the Properties are duly recorded in the relevant Land and Charges Register (Bureau de Conservation des Hypothèques), and there is a valid and uninterrupted thirty-year root of title in respect of all of the Properties (origine de propriété trentenaire régulière et incommutable).

(c)
Save as set out in Schedule 3.14(a), neither the Company nor any of the Subsidiaries have any rights under a short-term tenancy agreement. Neither the Company nor any of the Subsidiaries has granted any sub- lease, licence or right of domicile in respect of any of the Rented Properties and has not received any written information in connection with Rented Properties relating to (i) an increase in rent charges, other than an increase in accordance with the quarterly index of construction costs published by INSEE, (ii) a notice of non-renewal of occupancy (congé sans offre de renouvellement) or (iii) a variation or termination of a Rented Property lease.

(d)
All Properties, including buildings that are subject to a financial lease or a long term lease, have been duly erected, including, without limitation, in accordance with building permits, planning and zoning Laws and the provisions of the relevant long term leases or financial leases, and are operated in accordance with applicable Laws and in accordance with any long term lease or financial lease.

(e)
The compliance certificates relating to the works in all the Properties, including buildings that are subject to a financial lease or a long term lease, have been timely obtained on the basis of sincere and properly completed applications, have become final and have not been the subject of any third-party recourse or any withdrawal within the applicable limitation periods.

(f)
Where applicable, all claims under current garanties décennales relating to all the Properties, including buildings that are subject to a financial lease or a long term lease, have been duly made in due time.

(g)
All necessary insurance policies with respect to the Properties and the Rented Properties have been validly taken out with reputable insurance companies, are in force and cover all risks normally insured. All premiums have been duly and timely paid.

(h)
Each business operated in the Rented Properties under a commercial lease is and has been operated in accordance with the relevant lease agreement, and there has been no material breach of any such lease by any party to it. All relevant Permits have been obtained by the various lessees in order to operate their activities in the premises. The lessors of the Rented Properties are not entitled to terminate early any such lease agreement or refuse the right of renewal of the same.

(i)	All real estate properties set out in Schedule 3.14(a), all personal property, installations and equipment owned by the Company and each of the Subsidiaries is free and clear of all Liens.

(j)
Except as set forth in Schedule 3.14(j), the lessors of any property, whether real or otherwise, used or leased by the Company or the Subsidiaries shall have no right to terminate any of the leases relating to such property as a result of the execution of this Agreement or the consummation of any of the transactions contemplated hereby.

(k)
There is no default, defect or easement in the Properties or the Rented Properties (i) which may have an adverse effect on the business operated in the relevant premises, and/or (ii) which may reduce the value of the Properties or Rented Properties or affect the right of the Company or any of the Subsidiaries freely to dispose of, mortgage, pledge, grant any other security interest over, device revenues from the operation or sale of, or otherwise freely use and enjoy the Properties and Rented Properties or carry out any reconstruction or renovation works in respect thereof.

(l)	To the Seller’s knowledge, there is no risk of expropriation for the Properties.

(m)
Where applicable, authorisations of the Commission Départementale d’Equipement Commercial (“CDEC”) (and all permission, opening permits and licences, including any tacit authorisation) have been obtained on the basis of accurate and properly completed applications, have become final and have not been withdrawn. To the Seller’s knowledge, the CDEC authorisations have not been the subject of any third party recourse. The sale surface areas and the CDEC authorisations are set out in Schedule 3.14(m).

(n)
When applicable, the Properties and/or Rented Properties comply in all material respects with any Law relating to Etablissements Recevant du Public (“ERP”). No Property or Rented Property is subject to any restriction or prohibition regarding its use as an ERP. All observations, recommendations and injunctions made by the safety commission in connection with the ERP regulations have been complied with.

(o)
There is no outstanding notice served on the Company or on any of the Subsidiaries by any competent authority (or formal advice that such notice might be served) alleging breach or non-observance of any of the provisions of the Code de l’urbanisme, the Code de la construction et de l’habitation or other Law applicable to the Properties and/or the Rented Properties, their uses or operations or the activities carried on therein or the works, Permits, titles of occupancy or leases.

3.15	Intellectual Property and Information Technology

(a)
Except as set forth on Schedule 3.15(a)(i), the Company and the Subsidiaries own all Intellectual Property Rights necessary to conduct the Business, or possess adequate licenses or other rights thereto. Schedule 3.15(a)(ii) sets forth an accurate and complete list of all Intellectual Property Rights registered in the name of the Company and each of the Subsidiaries and of all material unregistered Intellectual Property Rights belonging to the Company and each of the Subsidiaries. All registrations and applications for registration of Intellectual Property Rights have been validly registered or applied for and maintained and are fully enforceable in the jurisdiction in which they are registered, and such registrations and applications are not subject to, or likely to be subject to, amendment, challenge, removal or surrender, and there is nothing which might prevent the applications from being granted.

(b)	Any applicable application, filing, registration, renewal and other fees for the Intellectual Property Rights of the Company and the Subsidiaries have been paid.

(c)
Schedule 3.15(c) sets forth an accurate and complete list of all agreements pursuant to which the Company or any of the Subsidiaries is a licensee of any Intellectual Property Rights and, in each case, indicates whether or not the Company or the Subsidiaries in question benefit from exclusive rights pursuant to such licences. The licences set forth in Schedule 3.15(c) cover all of the Intellectual Property Rights used, but not owned, by the Company or any of the Subsidiaries.

(d)	The Company and the Subsidiaries have not licensed any of their Intellectual Property Rights to third parties or Affiliates of the Seller.

(e)	None of the operations of the Company or of any of the Subsidiaries infringe, or are likely to infringe, the Intellectual Property Rights of a third party.

(f)
Except as set forth in Schedule 3.15(f), neither the Company nor any of the Subsidiaries has received any notice of a claim that any of the Intellectual Property Rights or licences listed in Schedule 3.15(c) infringes or is likely to infringe or conflicts with any Intellectual Property Rights of any third party, or that any of the operations of the Company or any Subsidiary infringe, or are likely to infringe, such third party Intellectual Property Rights, and no Proceeding based on any such claim is currently pending or has been threatened. To the Seller’s knowledge, there are no circumstances likely to give rise to such claim.

(g)
No third party is infringing, or is likely to infringe, the Intellectual Property Rights owned or used by the Company or any of the Subsidiaries. No claim has been made by the Company or any of the Subsidiaries which alleges that a third party is infringing, or is likely to infringe, the Intellectual Property Rights owned or used by the Company or any of the Subsidiaries or which otherwise disputes the right of a third party to use the Intellectual Property Rights owned or used by the third party. To the Seller’s knowledge, there are no circumstances likely to give rise to such a claim.

(h)	Neither the Company nor any of the Subsidiaries has acquiesced in the unauthorised use by a third party of the Intellectual Property Rights owned or used by the Company or the Subsidiaries.

(i)
The Company and the Subsidiaries have taken all reasonable steps to keep confidential all confidential information that belongs to them or that has been used by them. To the Seller’s knowledge, no such confidential information has been disclosed to third parties except in the ordinary course of business.

(j)	The Intellectual Property Rights owned or used by the Company or any of the Subsidiaries are not subject to any Lien.

(k)
The Intellectual Property Rights owned or used by the Company or any of the Subsidiaries will not be lost, or rendered liable to termination, by virtue of the acquisition of the Shares by the Purchaser or the performance of the transactions contemplated by this Agreement.

(l)
The internal IT systems necessary to conduct the Business are either owned by, or properly licensed or leased to, the Company or a Subsidiary. The Company or the relevant Subsidiary is not in default under the licences or leases and there are no grounds on which they might be terminated. Except as set forth in Schedule 3.15(l), there are no circumstances in which the ownership, benefit or right to use such internal IT systems may be lost by virtue of the acquisition of the Shares by the Purchaser or the performance of the transactions contemplated by this Agreement.

(m)
The Company and the Subsidiaries are licensees of all rights in generally commercially available computer software necessary to conduct the Business under licences granted on normal market terms. Neither the Company nor any Subsidiary is in default under any such licences and there are no grounds on which they might be terminated.

(n)
The Company and the Subsidiaries comply with all applicable data protection Laws. No notice or allegation has been received by the Company or any of the Subsidiaries from a competent authority or from an individual alleging that the Company or any of the Subsidiaries has not complied with any applicable data protection Laws.

3.16	Compliance with Legal Requirements

(a)	The Company and the Subsidiaries have conducted and are conducting their respective businesses in compliance in all material respects with their by-laws, all applicable Laws, Judgments and Permits.

(b)	Each of the Company and the Subsidiaries possesses all Permits necessary to conduct the Business.

(c)
Save as set out in Schedule 3.16(c), the Permits are in full force and effect, are not limited in duration or subject to any unusual or onerous conditions and have been complied with in all material respects.

(d)	To the Seller’s knowledge, there are no circumstances which indicate that any Permit is likely to be revoked or not renewed, in whole or in part, in the ordinary course of events.

(e)	Neither the Company nor any of the Subsidiaries is in default under any Judgments (whether in France or in any other jurisdiction in which the Company or any Subsidiary carries on business).

3.17	Material Contracts

(a)	Schedule 3.17(a) contains a list of all Material Contracts.

(b)
Except as set forth in Schedule 3.17(b), neither the Company nor any of the Subsidiaries is in default under any of the Material Contracts and to the Seller’s knowledge there are no circumstances likely to give rise to any such default.

(c)
Except as set forth in Schedule 3.17(c), none of the Material Contracts may be terminated by the counterparty to the Material Contract, and no liability may be incurred or increased to that conterparty, as a result of the execution of this agreement or the consummation of the transactions contemplated by this Agreement.

Neither the Company, nor any of the Subsidiaries nor the Seller has received notice of any plan or intention of any other party to any Material Contract to exercise any right to cancel or terminate any Material Contract.

(d)
No party with whom the Company or any Subsidiary has entered into a Material Contract is in default under such Material Contract and to the Seller’s knowledge there are no circumstances likely to give rise to any such default.

3.18	Trading Relationships

No significant customer of or significant supplier to the Company or any of the Subsidiaries has ceased to deal with it or has indicated an intention to cease to deal with it, either in whole or such that the amounts due to the Company or the relevant Subsidiary from that customer or by the Company or the relevant Subsidiary to that supplier would be reduced by twenty per cent (20%) or more in the year ending 31 December 2003 as compared to the amounts due from the customer or to the supplier, as the case may be, in the year ended on the Balance Sheet Date. In this Section 3.18, “significant customer” and “significant supplier” means a customer or supplier in respect of which the Company and the Subsidiaries are obliged to pay or have the right to receive in excess of two hundred and fifty thousand (250,000) Euros in any year.

3.19	Employment – Employee Benefit Plans

(a)
Schedule 3.19(a) contains a list of those employees working for the Company and the Subsidiaries who have been granted stock options, describing benefits granted and the main terms of their employment contracts.

(b)
Except as set forth in Schedule 3.19(b), neither the Company nor any of the Subsidiaries has concluded any contracts or entered into any arrangement with any of its employees or directors which provide, in the event of termination, for a notice period or payment of an indemnity or benefit which exceeds that provided for by applicable Laws and collective bargaining agreements or internal collective worker’s agreements.

(c)
Since 1 January 2003, neither the Company nor any of the Subsidiaries has received any written notice of the resignation of any employee having an annual remuneration in excess of fifty thousand (50,000) Euros.

(d)	There are no social plans or collective dismissals presently implemented within the Company or any of the Subsidiaries.

(e)	Schedule 3.19(e) contains a list of each Plan maintained by the Company and any of the Subsidiaries, or to which the Company or any of the Subsidiaries contributes.

(f)	The Company has complied with each Plan and each Plan conforms with all applicable Laws.

(g)
Each of the Plans has been administered in accordance with applicable Laws and all payments required to be made under such Plans have been made. Except as set forth in Schedule 3.19(g), the Company is not under any obligation to pay any person any pension or early retirement, benefit, gratuity, death benefit or similar benefit on an individual basis.

(h)
Each of the Plans has been accounted for and all related liabilities are recognised in the Financial Statements in accordance with the Accounting Principles and with the preferential method described in CRC 99- 02, CRS 99-07 and recommendation 1.23 of the Ordre des Experts Comptables.

(i)
The Company and the Subsidiaries have performed all of their obligations and are up to date with all payments in respect of social security, life and disability insurance (prévoyance), complementary health and private medical insurance (mutuelle) and complementary and supplementary pension schemes.

(j)	The Company and the Subsidiaries comply with all applicable labour legislation and in particular with the legislation on working time, occupational accidents and employee representation.

(k)
The employee representatives of the Company and the Subsidiaries have been duly informed and consulted in relation to the transactions contemplated by this Agreement, in compliance with article L.432-1 of the French Labour Code.

(l)	The collective bargaining agreements have been entered into with the Company and the Subsidiaries in compliance with applicable Laws and do not present any risk of cancellation.

(m)
All of the employees of the Company and the Subsidiaries actually perform their tasks within the Company and the Subsidiaries. Any secondment of employees, even if internal to the Company and the Subsidiaries, does not constitute an offence of prêt de main d’oeuvre illicite or marchandage.

(n)	Any social plans decided or implemented within the last three (3) years by the Company or the Subsidiaries have been and are in compliance with all applicable Laws.

(o)
There are no Proceedings before any civil, criminal or administrative court (i) with any employee of the Company or of any of the Subsidiaries for a principal amount in excess of twenty thousand (20,000) Euros or (ii) with any trade union or any body representing employees (instances représentatives du personnel).

3.20	Insurance

All the activities of the Company and each of the Subsidiaries and all assets owned, leased or used by them are validly insured with reputable insurance companies. Set forth in Schedule 3.20 is a complete list and brief description of all insurance policies currently maintained by the Company and the Subsidiaries. All such policies are valid and in full force and effect. All premiums due on them have been paid. The Company and the Subsidiaries are not in breach of the terms of any such policies which might lead to any liability under such policies being avoided by the insurers or the premiums being increased and have timely served proper and accurate notice of all events or information required in connection with such policies.

Within the past two (2) years, neither the Company nor any of the Subsidiaries has received or given any notice in writing of termination or non-renewal or received any notice in writing from any of the relevant insurance companies of their intention substantially to increase the premiums due, or to raise the deductible or to reduce the cover provided. Except as set out in Schedule 3.20 to this Agreement, no claim is outstanding by the Company and any of the Subsidiaries under any such policy and to the Seller’s knowledge there are no circumstances likely to give rise to such a claim.

The Purchaser acknowledges that certain insurance cover from which the Company and the Subsidiaries benefit is provided under the Seller’s group policies which will terminate at Closing.

3.21	Products

(a)
Except as set forth in Schedule 3.21 and for the last two (2) years, the Company has not received any injunctions from any administrative or judicial authority, or any request from any professional or consumer body whatsoever to recall any of its products or to cease providing any of its services.

(b)
Neither the Company nor any of the Subsidiaries has manufactured, sold or supplied any product or service which is or was or will through use in the ordinary course become in any material respect faulty, defective or dangerous (unless inherently dangerous) or which does not comply with any warranties or representations expressly or impliedly made by the Company or the Subsidiaries.

(c)
No Proceedings have been brought against the Company or any of the Subsidiaries in relation to the sale of products containing asbestos. To the Seller’s knowledge, there are no circumstances that are likely to give rise to any such Proceedings.

3.22	Relations with Seller

(a)
Schedule 3.22(a) contains a true and accurate list of all contracts existing on the date of this Agreement between the Company or any of the Subsidiaries (on the one hand) and the Seller or any of the Seller’s Affiliates (on the other). Except as set forth in Schedule 3.22(a), all of such contracts will be terminated with effect from the Closing Date without liability for either party, except for sums payable pursuant to such contracts that shall have accrued at the Closing Date, and which shall be included in the amounts due pursuant to Section 2.4(c) and (d) above.

(b)
All of the contracts contained in Schedule 3.22(a) have been entered into in the ordinary course of business on an arm’s length basis. Except as set forth in Schedule 3.22(b), there is to the Seller’s knowledge no event which may entitle it or any of its Affiliates to terminate any of the contracts contained in Schedule 3.22(a).

(c)
Except with respect to the contracts listed in Schedule 3.22(a), neither the Seller nor any of its Affiliates (i) holds any property or rights which are necessary for the Company or the Subsidiaries to carry out their activities or (ii) has granted any guarantees or securities for the Company’s or any of the Subsidiaries’ undertakings, or is the beneficiary of any guarantee or indemnification granted by the Company or any of the Subsidiaries.

3.23	Management since 1 January 2003

(a)	From 1 January 2003 until the date of this Agreement and except as set forth in Schedule 3.23(a):

(i)
the Company and the Subsidiaries have carried out their activities solely within the ordinary course of business, so as to preserve the reputation of the Business and their relations with third parties with which they have a business relationship and no payment has been made or agreed to be made other than routine payments in the ordinary and usual course of trading;

(ii)	neither the Company nor any of the Subsidiaries has terminated or undergone termination of any business relationship which might have a Material Adverse Effect;

(iii)
neither the Company nor any Subsidiary has been a party to any merger, spin-off or made any contribution to the capital of any other undertaking, nor has any of them made any change to its capital, or proceeded with any issuance of warrants or securities of any nature whatsoever, or carried out any purchase of warrants or securities;

(iv)	no modifications have been made to the statuts of the Company or of any Subsidiary;

(v)	neither the Company nor any Subsidiary has acquired the capital or the assets of any undertaking;

(vi)	no dividend or other distribution has been declared, paid or made by the Company or the Subsidiaries other than pursuant to Section 5.3;

(vii)
no change has been made in terms of employment by the Company or any Subsidiary which could increase the total staff costs of the Company and the Subsidiaries taken as a whole by more than five per cent (5%) per annum or the remuneration of any one director or employee by more than ten per cent (10%) per annum;

(viii)
no debtor has been released by the Company or any Subsidiary on terms that it pays less than the book value of its debt and no debt in excess of one hundred thousand (100,000) Euros owing to the Company or any of the Subsidiaries has been deferred, subordinated or written off or has proved to any extent irrecoverable;

(ix)	there has been no unusual increase or decrease in the level of stocks of the Company and any of the Subsidiaries by reference to their ordinary course of business and past practice;

(x)	neither the Company nor any Subsidiary has repaid any borrowing or indebtedness in advance of its stated maturity;

(xi)	the Company and the Subsidiaries have paid all debts and collected all receivables in the ordinary course of business; and

(xii)	neither the Company nor any Subsidiary has agreed to do any of the foregoing.

(b)
Since 1 January 2003 there has been no Material Adverse Effect (save to the extent that the same would be likely to affect to a similar extent generally all companies carrying on a similar business in France).

3.24	Stocks

Except as reserved against in accordance with the Accounting Principles consistently applied (a) all stocks of the Company and the Subsidiaries are saleable for not less than their book value, and (b) all stocks of the Company and the Subsidiaries are recorded on their respective books at the lower of cost or market value determined in accordance with the Accounting Principles consistently applied and, to the Seller’s knowledge, are not excessive in amount in light of the Business.

3.25	Title to Assets

The Company has good and valid title to all assets necessary for the operation of the Business, free of Liens or any royalty, factoring arrangement, leasing or hiring agreement, hire purchase agreement, conditional sale or credit sale agreement, agreement for payment on deferred terms or any similar agreement or arrangement (or any agreement or obligation, including a conditional obligation, to create or enter into any of the foregoing) except for:

(a)	any hire or lease agreement set out in Schedule 3.25(a); and

(b)	title retention provisions (clauses de réserve de propriété) in respect of goods and materials supplied to the Company and the Subsidiaries in the ordinary course of business.

All of the assets owned by the Company or the Subsidiaries, or in respect of which the Company or the Subsidiaries have a right to use, are in the possession or under the control of the Company or the Subsidiaries, as appropriate.

Where any assets are used but not owned by the Company or the Subsidiaries or any facilities or services are provided to the Company or the Subsidiaries by any third party, there has not occurred any event of default or any other event or circumstance which may entitle any third party to terminate any agreement or licence in respect of the provision of such facilities or services.

3.26	Assignment of Customer Receivables

Schedule 3.26 contains a list of the Company’s receivables which have been transferred by way of a Dailly assignment. The Company shall terminate the Dailly assignment agreement no later than 1 June 2003.

3.27	Subsidies

During the last five (5) years, neither the Company nor any of the Subsidiaries has received any public subsidies or funding that has to be refunded.

3.28	Information

The information contained in the Information Memorandum dated January 2003, in the Data Room or in this Agreement, including its Schedules, was provided by the Seller in good faith and is materially true, accurate and not misleading.

3.29	Repayment Certificates

The certificates delivered to the Purchaser pursuant to Section 2.4(c) and (d) of this Agreement are complete and accurate.

3.30	Business Divisions

(a)	All trading between the building materials and wood import/treatment business divisions of the Company and the Subsidiaries (the “Business Divisions”) has been on an arm’s length basis.

(b)	All costs of the Company and the Subsidiaries have been properly allocated to the Business Divisions having regard to the Business Division for the benefit of which those costs were incurred.

3.31	No Other Representations or Warranties

The Seller makes no representations or other warranties to the Purchaser other than the Warranties. Without limiting the generality of the foregoing, the Seller makes no representation or warranty as to the value of any tangible or intangible assets of the Company or the Subsidiaries (including any goodwill) or as to the accuracy or completeness of any projections, business plans, budgets, or other forward-looking information provided by the Seller or any of its advisers to the Purchaser or its advisers in connection notably with the Purchaser’s investigation of the Company and the Subsidiaries.

ARTICLE IV
REPRESENTATIONS, WARRANTIES AND COVENANTS OF THE PURCHASER

The Purchaser represents and warrants to, and covenants with, the Seller that:

4.1	Organisation

The purchaser is a company duly organised and validly existing under the Laws of its country of incorporation. The Purchaser has the corporate power and authority to enter into this Agreement and to discharge its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorised by the Purchaser’s board of directors or equivalent body and no other corporate actions on the part of the Purchaser are necessary to authorise the execution or delivery of this Agreement or the consummation of any of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Purchaser and constitutes a legal, valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganisation and other similar Laws of general application with respect to creditors.

4.2	No Breach

Neither the execution of this Agreement nor the performance by the Purchaser of its obligations hereunder nor the consummation of the transactions contemplated hereby does or will:

(a)	conflict with or violate any provision of the statuts of the Purchaser;

(b)	violate, conflict with or result in the breach of any material contracts to which the Purchaser is a party or by which it or any of its securities, properties, businesses or assets are bound; or

(c)	constitute a violation by the Purchaser of any Laws, Judgments or Permits applicable to it.

4.3	Consents

Except for the consents contemplated in Section 6.1, no Consent is required to be obtained by the Purchaser in connection with (a) the execution, delivery or enforceability of this Agreement or (b) the consummation of any of the transactions provided for hereby.

4.4	Financing

The Purchaser has unconditional financing enabling it to pay in full the Purchase Price on Closing.

4.5	Purchaser’s knowledge

As at the date of this Agreement, the Purchaser is not aware of any facts or matters that make any of the Warranties untrue.

ARTICLE V
COVENANTS OF PPR AND THE SELLER

5.1	Non-Competition; Non-Solicitation

(a)
PPR hereby undertakes (and shall procure that the Seller and its Affiliates undertake), for a period of three (3) years from the Closing Date, not to engage in a Competing Business or to use in any way the name “Pinault Bois et Matériaux” or “PBM” or a substantially similar name provided, however, that nothing herein contained shall prevent or restrict the Seller or any of its Affiliates from carrying on any business conducted by any of them on the date of this Agreement, including any retail sale and distribution (distribution grand public) carried on by Conforama S.A. and Redcats S.A. or any of the Seller’s other Affiliates at the date of this Agreement.

For the purposes of this Section, “Competing Business” shall mean the business of (i) import and transformation of wood and (ii) sale and distribution of wood and building materials as carried on by the Company and the Subsidiaries on the date hereof.

(b)
Except as regards Patrick Bérard, PPR hereby further undertakes (and shall procure that the Seller and its Affiliates undertake), for a period of one (1) year from the Closing Date not to hire or attempt to hire, either directly or indirectly, management staff (cadres and cadres supérieurs) from the Company or the Subsidiaries, or incite members of such staff to leave any positions they occupy now or in the future within the Company or the Subsidiaries. For the avoidance of doubt, the Seller and its Affiliates shall not be restricted from hiring any employee of the Company or the Subsidiaries who has terminated his employment with the Company or the Subsidiaries without any interference of the Seller or its Affiliates or who has responded to any general recruitment advertisements of the Seller or its Affiliates.

5.2	Conduct of Business before Closing

From the date hereof until the Closing Date, the Seller shall procure that (se porte fort que) each of the Company and the Subsidiaries shall conduct its business in the ordinary and usual course consistent with past and current practices and shall use its best efforts to maintain and preserve intact its business organisation and goodwill, to retain the services of its key officers and employees, and to maintain satisfactory relationships with all persons with whom it has business relationships. In particular, during such period, the Seller shall procure that neither the Company nor any Subsidiary shall, without the prior written consent of the Purchaser, acquire or dispose of any undertaking, merge, consolidate or amalgamate with any undertaking, make a contribution to the capital of any other undertaking, make any change to its capital, issue or purchase any warrants or securities of any nature whatsoever, enter into or vary any Material Contract or do or agree to do any of the matters referred to in Section 3.23(a)(ii), (iv), (vi), (vii), (viii), (x) or (xi).

Pending Closing, the Seller shall also ensure that:

(a)
subject to the terms of the Confidentiality Agreement between PPR and Wolseley dated 22 May 2002, the Purchaser’s representatives shall be allowed, upon reasonable notice and during normal business hours and under the supervision of the Seller, reasonable access to the books, records and management of the Company and each of the Subsidiaries;

(b)
neither the Company, nor any of the Subsidiaries, nor the Seller nor any of its Affiliates shall do, allow or procure any act or omission which would constitute or give rise to a breach of any Warranty (other than Warranties given only as at the date of this Agreement) if the Warranties were to be repeated on or at any time before Closing by reference to the facts and circumstances then existing;

(c)
no transactions shall be entered into between the Company and the Subsidiaries (on the one hand) and the Seller and its Affiliates (on the other) and the terms of any such existing transactions shall not be varied; and

(d)
the liability of the Company or any Subsidiary under any guarantees existing at the date of this Agreement shall not be increased or extended and no new guarantees shall be entered into by the Company or any Subsidiary.

The Purchaser acknowledges and hereby gives its consent pursuant to the provisions of this Section 5.2 to the pending and proposed acquisitions referred to in Schedule 5.2 which may be closed between the date hereof and the Closing and shall not result in a modification of the Purchase Price.

5.3	Pre-Closing dividends

Prior to Closing, the Seller shall procure that the Company shall distribute and pay dividends in respect of the results of the financial year ended 31 December 2002 and exceptional or interim dividends, as described in Schedule 5.3.

5.4	Tax Returns

The Seller shall be responsible for and shall bear the cost of the submission of the Tax Returns relating to the financial year ended 31 December 2002.

5.5	Taxes

The corporate income tax due for the period from 1 January 2003 until the Closing Date will be payable by the Company and the Subsidiaries. Any instalment paid by the head of the tax consolidated group in respect of the corporate income tax due for that period will be refunded to the head of the tax consolidated group. For the avoidance of any doubt, any such debt shall be deemed to be intra-group indebtedness for the purpose of Section 3.10(a)(i).

5.6	Co-operation

The Seller shall (and shall procure that its Affiliates shall) co-operate with the Purchaser to obtain waivers of the change of control provisions in the Material Contracts listed in Schedule 3.17(c).

ARTICLE VI
CONDITIONS TO CLOSING

The Purchaser’s and the Seller’s obligation to close the purchase and sale of the Shares and the Nominee Shares shall be subject to the satisfaction at or prior to the Closing of each of the following conditions (which may be waived in whole or in part by the party to whom they benefit in its sole discretion):

6.1	Mutual Conditions

6.1.1	Proceedings

No action, Proceeding or order by any court or governmental authority which could have a Material Adverse Effect shall have been threatened in writing, asserted, instituted or entered which may restrain or prohibit the carrying out of the transactions contemplated by this Agreement.

6.1.2	Clearances

Either:

(a)	The Commission of the European Communities (the “Commission”) shall have issued a decision (or deemed decision) under article 6(1)(b) of Council Regulation (EEC) No 4064/89 (the “Merger Regulation”):

(i)	without requiring undertakings from the Purchaser or any of its Affiliates; or

(ii)
if undertakings from the Purchaser or any of its Affiliates are required in relation to the Company or any of its Subsidiaries, the terms of such undertakings are reasonably satisfactory to the Purchaser;

or;

(b)
If the Commission has initiated proceedings under article 6(1)(c) of the Merger Regulation, the concentration shall have been declared compatible with the common market pursuant to a decision (or deemed decision) under article 8(2) of the Merger Regulation;

(i)	without requiring undertakings from the Purchaser or any of its Affiliates; or

(ii)
if undertakings from the Purchaser or any of its Affiliates are required in relation to the Company, any of the Subsidiaries or the French business of the Purchaser or any of its Affiliates, the terms of such undertakings are reasonably satisfactory to the Purchaser.

(c)	In the event that a request under article 9(2) of the Merger Regulation has been made by a member state, the Commission shall have adopted:

(i)
a decision under article 9(3)(b) of the Merger Regulation (or shall have been deemed under article 9(5) of the Merger Regulation to have adopted such a decision) to refer the concentration in whole or part to any competent authority; and

(ii)
if that decision relates to only part of the concentration, a decision referred to in paragraph (a) or (b) above in respect of the part of the concentration not so referred to such competent authority.

(d)
In the event that request under the Article 9(2) of the Merger Regulation has been made by a member state as provided in paragraph (c) above, the Purchaser shall have obtained all necessary consents from any competent merger control authority of such member state. If any condition, requirement or commitment is imposed upon the Parties by such merger control authority, the Purchaser shall comply with such conditions, requirements or commitments and shall bear all costs, expenses, losses, charges or claims relating thereto or resulting therefrom and shall defend and hold the Seller and PPR harmless therefrom; further the Purchase Price shall not be affected thereby.

The Purchaser shall ensure that complete and accurate filings will be made as required by Law after the signing of this Agreement.

As from the date of this Agreement and until such time that a final decision is rendered by the relevant merger control authorities, the Purchaser shall keep the Seller regularly informed of the notification process and documentation to be filed, and the Seller shall have the right to be involved in order to support the effectiveness of the said notification process.

6.2	Conditions to Obligations of the Purchaser

(a)	Covenants

The Seller shall have performed and compiled in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by it prior to the Closing.

(b)	No material adverse change

No Material Adverse Effect shall have occurred unless that Material Adverse Effect results from a macro-economic event or circumstance external to the Company and the Subsidiaries which has a similar effect across the economy or on the economic sector in which the Company and the Subsidiaries are carrying on business.

6.3	Conditions to Obligations of the Seller

(a)	Covenants

The Purchaser shall have performed and complied in all material respects with all covenants or conditions required by this Agreement to be performed and complied with by its prior to the Closing.

ARTICLE VII
FURTHER ACTIONS AND TRANSITIONAL SERVICES

7.1	Further actions

Subject to the terms hereof, each of the parties hereto agrees to use its reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under all applicable Laws to consummate and make effective the transactions contemplated by this Agreement. In case at any time after the date of this Agreement any further action is necessary to carry out this Agreement, the proper officers or directors of the Seller or the Purchaser, as the case may be, shall take all reasonable steps to carry out such necessary action.

7.2	Transitional services

The Seller shall (and shall procure that its Affiliates shall) provide the facilities and services described in Schedule 7.2 to the Company and the Subsidiaries to enable each of them to continue to carry on its business in the same manner in which it was carried on and on the same terms on which each of those facilities or services were provided during the twelve (12) months preceding Closing. Each of the facilities and services described in Schedule 7.2 shall be provided for the period after the Closing Date set out against that facility or service in Schedule 7.2.

ARTICLE VIII
INDEMNIFICATION

8.1	General Indemnification Obligation of the Seller

From and after the Closing and subject to Sections 8.2, 8.3, 8.4, 8.6, 8.7 and 8.8 hereof, the Seller shall indemnify the Purchaser by way of a partial refund of the Purchase Price or, if the Purchaser in its absolute discretion so wishes, by indemnifying the Company or any relevant Subsidiary, against and in respect of any damages, losses, deficiencies, costs and expenses (including reasonable legal expenses) to the extent that these may be recovered under articles 1149, 1150 and 1151 of the French Civil Code, effectively incurred, suffered or sustained by the Purchaser, the Company or any of the Subsidiaries and that result from any breach or inaccuracy of any of the Warranties (hereinafter the “Purchaser Losses”). Without limiting the generality of the foregoing, the term Purchaser Losses shall include any penalty, late payment interest, increase or fine, which may fall or be deemed to be due as a result of any tax audit as well as of any audit or other action or administrative proceeding by any competent governmental authority. In the event of a Tax assessment, the amount of any increase in the legal profit sharing and late payment penalties required to be paid under applicable Laws due to this assessment shall be considered as Purchaser Losses.

8.2	Calculation of Purchaser Losses

The following shall apply to the calculation of the Purchaser Losses:

(a)
The Seller shall have no obligation to indemnify for Purchaser Losses to the extent that such Purchaser Losses are specifically provided for by way of a reserve in the Financial Statements. The Seller’s obligation to indemnify for any Purchaser Loss shall also be reduced by the amount of any release (reprise) of a provision in the balance sheet in the Financial Statements relating to the same general line item (poste comptable, as defined in article 11 of decree no 83-1020 dated 29 November 1983) as that Purchaser Loss.

(b)
A transfer of a Tax liability relating to one fiscal year to a following fiscal year (such following year to end no later than 31 December 2005), without increasing the said Tax liability, by assessment of the tax authorities shall create a duty to indemnify on the part of the Seller only to the extent that the Company or any of the Subsidiaries is charged penalties or interest in respect of such Tax assessment.

(c)
Any Tax assessment which may be recovered from the relevant authorities, such as value added tax, shall create a duty to indemnify on the part of the Seller only to the extent that the Company or any Subsidiary is charged penalties or interest in respect of such Tax assessment.

(d)
Any indemnity due by the Seller will be calculated after deduction of the amount of any tax savings effectively realised by the Company, the Subsidiaries or the Purchaser by reason of the tax deductibility of the relevant Purchaser Losses (which tax savings shall be calculated net of the amount of any Taxes payable by the Company, the Subsidiaries or the Purchaser on that indemnity). An additional tax, directly resulting from (i) an increase of assets of the companies which are not depreciable for tax purposes, as compared to those in the Financial Statements, shall constitute a Purchaser Loss; and (ii) an increase of assets of the companies which are depreciable for tax purposes, as compared to those in the Financial Statements, shall not constitute a Purchaser Loss provided that the Seller shall reimburse to the Purchaser the financial cost to the Company or the Subsidiaries resulting from up front payment of the tax recovered over time by way of depreciation allowances.

(e)
For the purposes of the calculation of any indemnity due by the Seller, the amount of the Purchaser Losses will be reduced by the amount of any payment made to the Company or the Subsidiaries pursuant to an insurance policy of the Company or the Subsidiaries in force on the Closing Date as well as by the amount of any other payment made by third parties to the Company or the Subsidiaries in order directly to compensate for those Purchaser Losses, in each case after deduction of the amount of any Taxes payable by the Company or the Subsidiaries on that payment as well as the reasonable legal and other ancillary fees and expenses incurred by the Company or the Subsidiaries in order to recover that payment.

(f)
If following the payment by the Seller of an indemnity relating to Purchaser Losses, the Company, the Subsidiaries or the Purchaser become entitled to recover (even after the expiry of the time periods provided for under Section 8.4) all or part of the amount of that indemnity from a third party (including from insurance companies or tax authorities), the Purchaser shall use its reasonable endeavours, or shall procure that the Company or the Subsidiaries use their reasonable endeavours, to carry out all necessary actions in order to recover this amount. As soon as this amount is recovered, the Purchaser shall pay or shall procure that the Company or the Subsidiaries pay to the Seller the amount thus recovered after deduction of the amount of any Taxes payable by the Company, the Subsidiaries or the Purchaser on that amount as well as the reasonable legal and other ancillary fees and expenses incurred by the Company, the Subsidiaries or the Purchaser in order to recover that amount.

(g)
If a Direct Claim (as defined below) or Third Party Claim (as defined below) is based on a contingent liability, the Purchaser shall be entitled to make a Direct Claim against the Seller on a provisional basis. The Seller shall have no obligation to pay any indemnity as long as such liability has not become definite and payable.

(h)	The same event or series of connected events may only give rise to one Direct Claim.

(i)	Matters covered by a specific Warranty may not give rise to a Direct Claim under a general Warranty.

8.3	Limitation of the Seller’s Indemnification Obligations

(a)
No indemnification for Purchaser Losses shall be required unless the amount of each individual Purchaser Loss or related series of Purchaser Losses exceeds fifty thousand (50,000) Euros. In the event of a tax audit, each reassessment included in a reassessment notice shall be considered as an individual Purchaser Loss.

(b)
The Seller shall indemnify the Purchaser under this Article VIII if the cumulative and aggregate amount of the Purchaser Losses shall exceed the sum of three million (3,000,000) Euros, in which case the Seller shall indemnify the Purchaser for all Purchaser Losses and not merely the excess over three million (3,000,000) Euros.

(c)
The Seller’s maximum aggregate liability for Purchaser Losses under this Article VIII (other than for breach of the Warranty set out in Section 3.10(e)) shall not exceed twenty per cent (20%) of the Purchase Price, provided however that from and after 30 June 2005 the Seller’s maximum aggregate liability for Purchaser Losses under this Article VIII (other than for breach of the Warranty set out in Section 3.10(e)) in respect of Claims relating only to Tax matters shall not exceed twenty per cent (20%) of the Purchase Price and provided further that from and after the date on which Claims relating to corporate income tax matters (impôts sur les sociétés) can no longer be brought against the Seller pursuant to Section 8.4, the Seller’s maximum aggregate liability for Purchaser Losses under this Article VIII (other than for breach of the Warranty set out in Section 3.10(e)) shall not exceed ten per cent (10%) of the Purchase Price. The Seller’s maximum aggregate liability for Purchaser Losses for breach of the Warranty set out in Section 3.10(e) shall not exceed forty five per cent (45%) of the Purchase Price.

(d)	The Seller’s maximum aggregate liability for Purchaser Losses under this Article VIII and under Schedule 9.5 shall in any event not exceed forty five per cent (45%) of the Purchase Price.

8.4	Survival of Warranties

The time limit for notifying a Claim, other than a Claim relating to Tax matters, shall be 30 June 2005. Claims relating to Tax matters may be notified until ninety (90) days after the expiration of the applicable statute of limitations with respect to that Tax matter. No Claim may be notified by the Purchaser after the expiration of the periods mentioned in this Section 8.4 but the indemnification obligation shall remain until complete payment with respect to all Claims notified before the expiration of such periods.

8.5	General Indemnification Obligation of the Purchaser

From and after the Closing, the Purchaser shall indemnify the Seller against and in respect of any and all damages, losses, deficiencies, costs and expenses, to the extent that these may be recovered under articles 1149, 1150 and 1151 of the French Civil Code, effectively suffered by the Seller and that result from any breach of the representations and warranties made by the Purchaser in Article IV of this Agreement.

8.6	Method of asserting claims, etc.

8.6.1    In the event that following Closing (i) the Purchaser shall have a claim to be indemnified under this Article VIII by the Seller (hereinafter a “Direct Claim”), or (ii) the Purchaser becomes aware of any third party claim or potential claim against the Company or any of the Subsidiaries which may give rise to a Direct Claim (hereinafter a “Third Party Claim”), the Purchaser shall, as soon as practicable in view of the circumstances (but in the case of a Third Party Claim no later than thirty (30) calendar days, or ten (10) calendar days if the Third Party Claim relates to a Tax matter and requires a response within thirty (30) days or less, after the Purchaser has received written notice of such Third Party Claim) notify the Seller of such Claim specifying in reasonable detail the nature of such Claim and, if known, the amount or the estimated amount thereof to the extent then feasible (hereinafter the “Claim Notice”). Following the sending of the Claim Notice, the Purchaser shall make available to the Seller the supporting documentation or evidence in its possession or under its control on which the Claim is based including any and all documents and/or information in the Purchaser’s possession reasonably necessary to analyse the factual grounds of the Claim. In the event of a Claim, the Purchaser shall use its reasonable endeavours to take all reasonably required action in response to the events which have generated the Claim, in a manner which is consistent with the corporate interest of the Company or the relevant Subsidiary or Subsidiaries, as the case may be.

8.6.2    The Seller shall have thirty (30) calendar days from the receipt of the relevant Claim Notice to notify the Purchaser whether or not it wishes to dispute its liability to the Purchaser hereunder with respect to such Claim (the “Notice Period”). Such thirty (30) day period shall be reduced in the event of a Third Party Claim involving proceedings which require a response within a shorter period of time to the period for that response less seven (7) calendar days. Failure on the part of the Seller to make any notification to the Purchaser before the end of the Notice Period shall be deemed to be an acceptance of the Claim notified by the Purchaser. If the parties agree (or are deemed to agree) on or prior to the expiration of the Notice Period upon the validity and amount of such Claim, the Seller shall pay to the Purchaser, within fifteen (15) calendar days following the date of such agreement, the full agreed amount of the indemnification due in respect of such Claim. If the Seller has notified the Purchaser before the end of the Notice Period of the fact that it disagrees with the Claim notified by the Purchaser, the parties shall use their best efforts during the next fifteen (15) Business Days in order amicably to resolve their dispute. If the parties are unable to reach an agreement on or prior to the expiration such fifteen (15) Business Day period, such dispute shall be resolved in accordance with court proceedings in accordance with Section 10.6 below.

8.6.3    In the event that the Seller notifies the Purchaser within the Notice Period that it desires to assume the defence of the Company or the relevant Subsidiary against a particular Third Party Claim then, except as hereinafter provided, the Seller shall at its own expense have the right to assume the defence of such Third Party Claim by appropriate proceedings, and shall appoint its own counsel, reasonably acceptable to the Purchaser. These proceedings shall be promptly settled or taken to a final conclusion in accordance with the corporate interest of the undertaking concerned by such Third Party Claim and in such a manner as to avoid any risk of the Purchaser or the Company or a Subsidiary becoming liable for any other matter. In this respect, the Purchaser shall be entitled to participate and review the Seller’s draft defence. The Seller shall pay all fees and disbursements incurred in connection with such proceedings, including, without limitation, counsel’s fees. The Seller shall not, without the prior written consent of the Purchaser which shall not be unreasonably withheld or delayed (i) consent to the entry of any judgment against the Company or a Subsidiary, (ii) enter into any settlement or compromise or (iii) enter into any settlement or compromise or any claim or demand for monetary damages which does not include, as an unconditional term thereof, the giving by each claimant or plaintiff to the Purchaser and/or the Company or the Subsidiary concerned of a release in form and substance satisfactory to the Purchaser. The Purchaser shall have the right to participate in the defence assumed by the Seller and to retain a counsel of its choice, at its own expense. If requested by the Seller, the Purchaser agrees to cooperate with the Seller and its counsel (at the cost of the Seller) in contesting any such Third Party Claim and to refrain from taking any action which could jeopardise or interfere with the defence of such claims. The Seller shall at all times keep the Purchaser fully informed of the progress of any Third Party Claim and its defence in the event the Purchaser does not elect to participate in the defence of such Third Party Claim. If the Seller notifies the Purchaser of its intention not to assume the defence of a Third Party Claim, or if it fails to reply on this point within the Notice Period, the Purchaser, the Company or the relevant Subsidiary shall conduct the defence at the expense of the Seller, by appropriate proceedings, and shall appoint their own counsel, reasonably acceptable to the Seller, which proceedings shall be promptly settled or taken to a final conclusion in accordance with the corporate interest of the undertaking concerned by such Third Party Claim.

8.6.4    Should the thirty (30) calendar day notification period of a Third Party Claim (ten (10) calendar days if the Third Party Claim relates to a Tax matter and requires a response within thirty (30) days or less) set out in Section 8.6.1 not be adhered to by the Purchaser, it shall lose its rights to indemnification under this Article VIII relating to the Third Party Claim in question, but only to the extent that the Seller can demonstrate that the late notification has caused the Purchaser Losses to be indemnified to be greater than they would have been had the Purchaser given timely notice (it being agreed that in such case the Purchaser Losses shall only be reduced to the extent of any such excess) and provided also that Seller has also complied with the procedures set out in this Section 8.6 which are applicable to it.

8.6.5    All claims for indemnification of the Seller by the Purchaser under this Agreement shall be asserted and resolved under the procedures set forth above substituting as appropriate the “Seller” by the “Purchaser” and vice versa.

8.7	Payment

Upon the final determination of liability under this Article VIII by agreement between the parties or by a judgment that is not appealed or not capable of appeal, the relevant party shall pay to the other, as the case may be, within fifteen (15) calendar days after such determination, the amount of any claim for indemnification made under this Article VIII. The following shall apply to late payments:

(a)
in the event the party having suffered a loss has been obliged to make an actual payment in relation to such loss (but not in any other circumstances), the late payment due by the other party shall bear interest on a day-to-day basis at a rate per annum equal to the sum of EONIA (the overnight rate calculated by the Banking Federation of the European Union for the relevant Business Day displayed on the appropriate page of the Telerate screen) and 1.5% from the due date of payment until paid in full by the party making such payment; and

(b)
in the event the party having suffered a loss has obtained a final judgment granting monetary damages against the other party, the terms of such judgment shall set the consequences of any late payment.

Upon the payment in full of any Claim, the person making payment shall be subrogated to the rights of the indemnified party against any person with respect to the subject matter of such Claim.

8.8	General Exclusions and Limitations

8.8.1    The Seller shall not be liable in respect of Purchaser Losses arising out of any breach of any Warranty if and to the extent that the matter giving rise to a Direct Claim is fairly and reasonably disclosed in the documents listed in Schedule 8.8.1 hereto or in one of the Schedules attached to this Agreement in such a way that the nature and extent of the disclosure against that Warranty would be clearly apparent to the Purchaser.

8.8.2    The Seller shall have no liability to the Purchaser under any provision of this Agreement for any Purchaser Losses which arise solely as a result of the passing of, or any change in, after the Closing Date, any Law or any increase in Tax rates in effect on the Closing Date, or any liability to any Tax not in effect on the Closing Date, even if such Law has retroactive effect.

8.8.3    The Buyer shall not be entitled to recover more than once for a Purchaser Loss that is the subject of any Claim.

8.8.4    The Seller shall not be held liable for indemnification in respect of a Claim that would not have arisen but for a voluntary act carried out after the Closing Date by the Purchaser, the Company or a Subsidiary other than a voluntary act (a) in the ordinary and usual course of business or (b) as required by Law or (c) that is the exercise in good faith of a right expressly provided for in this Agreement or (d) that is in the corporate interest (intérét social) of the Purchaser, the Company or a Subsidiary.

8.8.5    The Seller shall not be held liable for indemnification in respect of a breach of a Warranty if the Purchaser was aware of the nature and extent of such breach at the time it entered into this Agreement.

8.8.6    The limitations set out in Sections 8.2, 8.3, 8.4 and 8.8 (other than Section 8.8.4) shall not apply to Claims for breach of the Warranty set out in Section 3.4. The limitations set out in Sections 8.2, 8.3, 8.4 and 8.8 (other than Sections 8.3(c), 8.3(d) and 8.8.4) shall not apply to Claims for breach of the Warranty set out in Section 3.10(e).

8.9	Repetition of Warranties at Closing

8.9.1    The Warranties (other than the Warranties expressed to be given only as at the date of this Agreement) shall be deemed to be repeated immediately before Closing with reference to the facts and circumstances then existing.

8.9.2    The Seller undertakes to notify the Purchaser in writing promptly if it becomes aware of any circumstances arising after the date of this Agreement which would cause any Warranty (if the Warranties were repeated with reference to the facts and circumstances then existing) to become untrue or inaccurate in any material respect.

ARTICLE IX
SELLER’S INDEMNITIES

9.1	Indemnified Losses

In this Article IX “Indemnified Losses” means any damages, losses, deficiencies, costs and expenses (including all legal expenses) to the extent that these may be recovered under articles 1149, 1150 and 1151 of the French Civil Code and effectively incurred, suffered or sustained by the Purchaser, the Company or any of the Subsidiaries. Without limiting the generality of the foregoing, the term Indemnified Losses shall include any penalty, late payment interest, increase or fine, which may fall or be deemed to be due as a result of any tax audit as well as of any audit or other action or administrative proceeding by any competent governmental authority in relation to the indemnities given under this Article IX. In the event of a Tax assessment, the amount of any increase in the legal profit sharing and late payment penalties required to be paid under applicable Laws due to this assessment shall be considered as Indemnified Losses.

9.2	Specific indemnities

9.2.1    The Seller shall indemnify, defend, hold harmless and keep indemnified the Purchaser (or, at the Purchaser’s election, the Company or any relevant Subsidiary) against any Indemnified Losses to the extent not specifically provided for in the Financial Statements (but without any limitation pursuant to Article VIII) and that are incurred, suffered or sustained as a result of:

(a)	the sale of any undertakings by the Company or any of the Subsidiaries prior to the Closing Date;

(b)	any Judgment being given against the Company or any of the Subsidiaries in any of the Proceedings set out in Schedule 9.2(b) in which the Company or a Subsidiary is a defendant;

(c)	the Company or any of the Subsidiaries owning or leasing, but not operating or occupying, any of the Properties or Rented Properties;

(d)	the agreements entered into by the Company and the Subsidiaries in relation to working time not being in compliance with all applicable Laws;

(e)	the loss on Closing of some or all of the stock options enjoyed on the date of this Agreement by certain key employees of the Company and the Subsidiaries; and

(f)	the list of Proceedings in Schedule 9.2(b) not being exhaustive.

9.2.2.    In the event that following Closing the Purchaser becomes aware of any third party claim against the Company or any of the Subsidiaries which may give rise to indemnification under Section 9.2(a), the provisions of Sections 8.6.1 to 8.6.3 shall apply mutatis mutandis as if that third party claim were a Third Party Claim for the purposes of Section 8.6.

9.3	Insurance

Schedule 9.3 sets out a list and brief description of the Seller’s group policies under which the Company and the subsidiaries are insured on the date of this Agreement (the “Group Policies”). The Seller shall indemnify, defend, hold harmless and keep indemnified the Purchaser (or, at the Purchaser’s election, the Company and any relevant Subsidiary) against any Indemnified Losses that are effectively incurred, suffered or sustained on or prior to the Closing Date and that would have been recovered under a Group Policy had the Seller or one of its Affiliates made a claim under that Group Policy before the expiry of cover under it.

9.4	Taxes

The Seller shall indemnify, defend, hold harmless and keep indemnified the Purchaser (or, at the Purchaser’s election, the Company or any relevant Subsidiary) against any Indemnified Losses that are effectively incurred, suffered or sustained as a result of:

(a)
the withdrawal of the Company and the Subsidiaries from the tax consolidated group of the Seller (with the exception of the loss of the losses registered during the period during which the Company or any of the Subsidiaries were members of the tax consolidated group and the use of distributable income not subject to précompte for distributions made prior to Closing).

9.5	Environmental indemnity

The terms of Schedule 9.5 shall apply.

9.6	Limitations

9.6.1    Claims in respect of Indemnified Losses relating to the matters set out Sections 9.1 to 9.4 may be notified until ninety (90) days after the expiration of the applicable statute of limitations with respect to such matter.

9.6.2    The Seller shall not be liable to make any payment in respect of Indemnified Losses under Sections 9.1 to 9.4 until the final determination of liability under this Article IX by agreement between the parties or by a judgment that is not appealed or not capable of appeal.

ARTICLE X
MISCELLANEOUS

10.1	Publicity

The parties shall keep the terms of this Agreement strictly confidential for a period of eighteen (18) months after the date of this Agreement. Neither the Purchaser nor the Seller shall issue, or cause or permit the publication by any of its Affiliates or representatives of, any press release, circular, disclosure or other announcement with respect to the existence or subject matter of this Agreement or the transactions contemplated hereby except with the prior written consent of the other party (which shall not be unreasonably withheld or delayed) or as required by applicable Law or by any stock exchange or governmental or other regulatory or supervisory body or authority of competent jurisdiction to whose rules the party making the announcement or disclosure is subject, whether or not having the force of Law. Where the prior written consent of a party is required under this Section 10.1, the parties shall consult as to the form of the press release, circular, disclosure or other announcement that is to be published.

10.2	Costs and Expenses

Each of the parties to this Agreement shall bear its own costs and expenses incurred in connection with the negotiation, preparation, execution, closing and implementation of this Agreement and the transactions provided for hereby. Any registration duties payable in connection with the acquisition of the shares shall be for the exclusive account of the Purchaser, who hereby agrees to indemnify the Seller for and against any liability therefor.

10.3	Notices

All notices or other communications required or permitted by this Agreement shall be effective upon receipt and shall be in writing and delivered personally or by overnight courier, or sent by facsimile, as follows:

If to the Purchaser, to:	COFIGER SAS 40 rue Pré Gaudry 69000 Lyon Attention: Mark White, Président Facsimile: (334) 72 71 81 03

with a copy to:	Freshfields Bruckhaus Deringer 69 boulevard Haussmann 75008 Paris France Attention: Martin Wright Facsimile: (331) 44 56 44 00

If to the Seller, to:	SAPRODIS 18 place Henri Bergson 75008 Paris France Attention: Patrice Marteau Facsimile: (331) 44 90 62 94

with a copy to:	Sokolow, Dunaud, Mercadier & Carreras 55, avenue Kléber 75116 Paris France Attention: Nicolas Sokolow & Judith Vuillez, Esq. Facsimile: (331) 53 65 70 50

If to PPR, to:	Serge Weinberg 18, place Henri Bergson 75381 Paris cedex 08 France Facsimile: 01 44 90 62 93

with a copy to:	Sokolow, Dunaud, Mercadier & Carreras 55, avenue Kléber 75116 Paris France Attention: Nicolas Sokolow & Judith Vuillez, Esq. Facsimile: (331) 53 65 70 50

If to Wolseley, to:	Parkview 1220 Arlington Business Park, Theale Reading RG7 4GA England Attention: Company secretary Facsimile: 00 44 118 929 87 01

with a copy to:	Freshfields Bruckhaus Deringer 69 boulevard Haussmann 75008 Paris France Attention: Martin Wright Facsimile: (331) 44 56 44 00

or to such other address as any party may notify in writing to the other party from time to time.

10.4	Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute a single instrument.

10.5	Entire Agreement

This Agreement (including the Schedules referred to herein) sets forth the entire understanding and agreement between the parties as to the matters covered herein and supersedes and replaces any prior understanding, agreement or statement of intent, in each case, written or oral, of any and every nature with respect thereto. The Purchaser acknowledges that it has conducted its own independent review and analysis of the Company and the Subsidiaries and their business and that it has been provided access to the Data Room and to certain members of the management of the Company and the Subsidiaries for this purpose. In entering into this Agreement, the Purchaser has relied solely upon its own investigation and analysis and the Warranties.

10.6	Governing Law and Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the Laws of France and any dispute arising in connection with this Agreement or the transactions contemplated hereby shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris. This provision shall not prevent any party from bringing proceedings in any other jurisdiction in order to enforce any judgment.

10.7	No Third Party Rights; Assignment

Save as otherwise provided for herein, this Agreement is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favour of, any person other than the parties hereto and shall not be assignable without the prior written consent of the other parties.

10.8	Waivers and Amendments

10.8.1  No modification of or amendment to this Agreement shall be valid unless in writing signed by the parties hereto referring specifically to this Agreement and stating the parties’ intention to modify or amend the same. Any waiver of any term or condition of this Agreement must be in writing signed by the party sought to be charged with such waiver referring specifically to the term or condition to be waived, and no such waiver shall be deemed to constitute the waiver of any other breach of the same or of any other term or condition of this Agreement.

10.8.2  No failure or delay by a party in exercising any right or remedy provided by Law under or pursuant to this Agreement shall impair such right or remedy or operate or be construed as a waiver or variation of it or preclude its exercise at any subsequent time and no single or partial exercise of any such right or remedy shall preclude any other or further exercise of it or the exercise of any other right or remedy.

10.9	Guarantee of Seller’s Obligations

10.9.1  PPR unconditionally and irrevocably, as a continuing obligation, hereby guarantees the payment upon demand to the Purchaser (engagement solidaire) of sums due by the Seller pursuant to Articles VIII and IX of, and Schedule 9.5 to, this Agreement, but unpaid (the “Seller’s Guaranteed Obligations”).

10.9.2  Nothing shall impair or discharge the liability of PPR or its obligations under this Section 10.9 and this shall apply, without limitation, in relation to:

(a)	anything which would have discharged PPR (wholly or in part) whether as surety, co-obligor or otherwise or which would have afforded PPR any defence; or

(b)
the existence, validity, taking or renewal of any other guarantee, security, right of recourse, set off or combination or other right or interest held or had by the Purchaser in relation to this Agreement or any demand or enforcement of, neglect to perfect, failure to demand or enforce or the release or waiver of any such guarantee, security, right of recourse, set off or combination or other right or interest; or

(c)
any written amendment to or variation (however substantial or material) of this Agreement or any security or other document relating to this Agreement or any assignment of this Agreement or any written waiver or departure from its terms or from the terms of any such security or document; or

(d)	any release of, or granting of time or any other indulgence to, the Seller or any other person; or

(e)
any winding up, dissolution, reconstruction, arrangement or reorganisation, legal limitation, disability, incapacity or lack of corporate power or authority or other circumstances of, or any change in the constitution or corporate identity (including amalgamation) or loss of corporate identity by, the Seller, the Purchaser, PPR or any other person (or any act taken by the Seller, the Purchaser, PPR or any other person in relation to any such event); or

(f)	any defence or counterclaim which the Seller may be able to assert against the Purchaser.

10.9.3  PPR hereby waives its rights under articles 2021 (bénéfice de la discussion) and 2026 (bénéfice de la division) of the French Code Civil.

10.9.4  Subject to the provisions of this Section 10.9, demands may be made by the Purchaser under this Section 10.9 from time to time in respect of the Seller’s Guaranteed Obligations. The obligations of PPR under this Section 10.9 are continuing obligations and shall extend to all of the Seller’s Guaranteed Obligations from time to time, and are in addition to and not in substitution for any other security which the Purchaser may now or in the future hold for the Seller’s Guaranteed Obligations.

10.9.5  PPR hereby represents and warrants to the Purchaser that:

(a)	it has the corporate power to enter into this Agreement and to discharge its obligations hereunder;

(b)	the obligations of PPR under this Section 10.9 constitute legal, valid and binding obligations of PPR, enforceable against it in accordance with its terms; and

(c)
neither the execution of this Agreement nor the performance of its obligations by PPR thereunder does or will (i) conflict with or violate any provision of the statuts of PPR, (ii) violate, conflict with or result in the breach of any material contacts to which PPR is a party, or (iii) constitute a violation by PPR of any Laws, Judgments or Permits.

10.10	Guarantee of Purchaser’s Obligations

10.10.1  Wolseley unoditionally and irrevocably, as a continuing obligation, hereby guarantees the payment upon demand to the Seller (engagement solidaire) of the Purchase Price and other sums due by the Purchaser pursuant to Sections 2.2, 2.3(d) and 2.4(b) of this Agreement and any sums due by the Purchaser under Section 8.5 in the event of the breach of the representations and warranties in Article IV of this Agreement, but unpaid (the “Purchaser’s Guaranteed Obligations”).

10.10.2   Nothing shall impair or discharge the liability of Wolseley or its obligations under this Section 10.10 and this shall apply, without limitation, in relation to:

(a)	anything which would have discharged Wolseley (wholly or in part) whether as surety, co-obligor or otherwise or which would have afforded Wolseley any defence; or

(b)
the existence, validity, taking or renewal of any other guarantee, security, right of recourse, set off or combination or other right or interest held or had by the Seller in relation to this Agreement or any demand or enforcement of, neglect to perfect, failure to demand or enforce or the release or waiver of any such guarantee, security, right of recourse, set off or combination or other right or interest; or

(c)
any written amendment to or variation (however substantial or material) of this Agreement or any security or other document relating to this Agreement or any assignment of this Agreement or any written waiver or departure from its terms or from the terms of any such security or document; or

(d)	any release of, or granting of time or any other indulgence to, the Purchaser or any other person; or

(e)
any winding up, dissolution, reconstruction, arrangement or reorganisation, legal limitation, disability, incapacity or lack of corporate power or authority or other circumstances of, or any change in the constitution or corporate identity (including amalgamation) or loss of corporate identity by, the Seller, the Purchaser, Wolseley or any other person (or any act taken by the Seller, the Purchaser, Wolseley or any other person in relation to any such event); or

(f)	any defence or counterclaim which the Purchaser may be able to assert against the Seller.

10.10.3  Wolseley hereby waives its rights under articles 2021 (bénéfice de la discussion) 2026 (bénéfice de la division) of the French Code Civil.

10.10.4  Subject to the provisions of this Section 10.10, demands may be made by the Seller under this Section 10.10 from time to time in respect of the Purchaser’s Guaranteed Obligations. The obligations of Wolseley under this Section 10.10 are continuing obligations and shall extend to all of the Purchaser’s Guaranteed Obligations from time to time, and are in addition to and not in substitution for any other security which the Seller may now or in the future hold for the Purchaser’s Guaranteed Obligations.

10.10.5  Wolseley hereby represents and warrants to the Seller that:

(a)	it has the corporate power to enter into this Agreement and to discharge its obligations hereunder;

(b)	the obligations of Wolseley under this Section 10.10 constitute legal, valid and binding obligations Wolseley, enforceable against it in accordance with its terms; and

(c)
neither the execution of this Agreement nor the performance of its obligations by Wolseley thereunder does or will (i) conflict with or violate any provision of the articles of association of Wolseley, (ii) violate, conflict with or result in the breach of any material contracts to which Wolseley is a party, or (iii) constitute a violation by Wolseley of any Laws, Judgments or Permits.

IN WITNESS WHEREOF this Agreement has been executed and delivered as of the date first written above.

Saprodis S.A.S. By: /s/ Philippe Klocauos Name: Title:

Cofiger S.A.S. By: /s/ M J White Name: Title:

Pinault-Printemps-Redoute S.A. (for the purposes of the covenants in Section 5.1 and the guarantee in Section 10.9 above)

By: /s/ Philippe Klocauos Name: Title:

Wolseley plc (for the purposes of the guarantee in Section 10.10 above)

By: /s/ M J White Name: Title:

LIST OF SCHEDULES

SCHEDULE	CONTENT

Schedule 1(a)	Accounting Principles

Schedule 1(b)	List of Subsidiaries

Schedule 1(c)	List of the persons in relation to the definition of the Seller’s knowledge

Schedule 2.3	Net debt

Schedule 2.4(a)(iii)	Pro-forma dismissal letter

Schedule 2.4(a)(viii)	Agreement to use the name “Pinault”

Schedule 2.4(a)(ix)	Short form SPA in French

Schedule 2.4(x)	List of intra-group contracts to be terminated

Schedule 3.1(b)	List of shares or other equity interests in various undertakings

Schedule 3.1(e)	Subsidiaries with net assets below half of share capital

Schedule 3.1(f)	Minority Interests

Schedule 3.3	Share capital

Schedule 3.4(b)	Percentage of the outstanding shares of capital stock

Schedule 3.5	Conflict or violation on the execution or delivery of the Agreement

Schedule 3.6(a)	Financial Statements

Schedule 3.6(d)	Changes in the Accounting Principles

Schedule 3.7	Details of cash balances

Schedule 3.9(a)	Intra-group indebtedness

Schedule 3.9(b)	Trade debts

Schedule 3.10(a)(i)	Intra-group indebtedness

Schedule 3.10(a)(ii)	Moneys borrowed from third parties

Schedule 3.10(e)	Off-balance sheet commitments

Schedule 3.11	Consents to be obtained in connection with the delivery or enforceability of the Agreement

Schedule 3.12	Proceedings in progress or threatened or pending

Schedule 3.13(b)	Audits, examinations, investigations, information request or other administrative proceedings pending with respect to any liability for Taxes or Tax Returns

Schedule 3.13(c)(i)	List of undertakings which have opted for tax consolidation

SCHEDULE	CONTENT

Schedule 3.13(c)(ii)	Copy of the tax sharing agreement

Schedule 3.14(a)	List of all real estate owned or leased, properties and rented properties

Schedule 3.14(j)	Termination of the leases relating to lessors of any property

Schedule 3.14(m)	Sale surface areas and CDEC authorisations

Schedule 3.15(a)(i)	Intellectual Property Rights missing

Schedule 3.15(a)(ii)	List of all Intellectual Property Rights registered

Schedule 3.15(c)	List of Intellectual Property Rights licences

Schedule 3.15(f)	Notice of claims for conflicted Intellectual Property Rights

Schedule 3.15(l)	Loss of benefit or right to use internal IT

Schedule 3.16(c)	List of Permits

Schedule 3.17(a)	List of Material Contracts

Schedule 3.17(b)	Default under Material Contracts

Schedule 3.17(c)	Termination by counterparty of Material Contracts

Schedule 3.19(a)	List of employees who have been granted stock options

Schedule 3.19(b)	List of contracts which provide for a payment of an indemnity exceeding that provided for by applicable Laws

Schedule 3.19(e)	List of Plans maintained

Schedule 3.19(g)	Obligations to pay any benefit on an individual basis

Schedule 3.20	List and description of insurance policies currently maintained

Schedule 3.21	Injunctions from administrative or judicial authorities

Schedule 3.22(a)	List of intra-group contracts existing on the date of the Agreement

Schedule 3.22(b)	Events which may terminate any of the intra-group contracts

Schedule 3.23(a)	List of matters outside ordinary course

Schedule 3.25(a)	Hire or lease agreements

Schedule 3.26	List of receivables which have been transferred by way of a Daily assignment

Schedule 5.2	Acquisitions in progress

Schedule 5.3	Pre-closing dividends

SCHEDULE	CONTENT

Schedule 7.2	Transitional facilities and services to be continued after Closing

Schedule 8.8.1	Documents disclosed

Schedule 9.2(b)	Proceedings

Schedule 9.3	Seller’s group insurance policies

Schedule 9.5	Environmental indemnity

SCHEDULE 9.5
ENVIRONMENTAL, HEALTH AND SAFETY MATTERS

Subject to the provisions contained in this Schedule 9.5, the Seller undertakes the obligations with respect to environmental, health and safety matters as set forth below.

1.	Additional Definitions

The following terms, as used herein, shall have the following meanings:

“Actual Costs” means any and all EHS Losses actually suffered, incurred or paid by or on behalf of any Relevant Person.

“Applicable Remediation Standards” means standards applicable to Remedial Action which are:

(a)	mandated by applicable EHS Laws with respect to EHS Matters; or

(b)
implemented by any Relevant Person and are acceptable under applicable EHS Laws in connection with the continuing use and operations at any facility, site or property to which this Schedule 9.5 may apply in a manner consistent with such use and operation as of the Closing Date; or

(c)	acceptable, or that it is reasonable to consider will be acceptable, upon review of the relevant EHS Matter, to the relevant EHS Authority.

“EHS Authority” means any legislative, regulatory, administrative or judicial body, board, bureau, office or agency to the extent of its legal right and responsibility to administer and enforce EHS Laws.

“EHS Indemnity Claim” means any claim under this Schedule 9.5.

“EHS Laws” means all and any all international, European Union, national or local legislation, common laws, by-laws, regulations, decrees, directives (including European Union directives having the force of law), protocols, orders, written decisions, permits, consents, licenses (including, for the avoidance of doubt, EHS Licenses), ordinances or circulars, which are applicable, in force and binding on the Company or any of the Subsidiaries at or prior to the Closing Date concerning all matters relating to the pollution or the protection of the Environment, human health or safety or Hazardous Substances.

“EHS Licenses” means all material authorisations, receipts of declaration, permits and consents required under applicable EHS Laws relating to either (i) the business activities and/or lines of business which, as of at the Closing Date, the Company or any Subsidiary is conducting or engaged in or is then actively planning to conduct or engage in, (ii) or the use of, or any activities or operations carried out at, the Former Properties, the Properties, and the Rented Properties.

“EHS Losses” means any and all damages, losses, costs and expenses to the extent arising with respect to, or resulting from, EHS Matters and that may be recovered under articles 1149, 1150 and 1151 of the French Civil Code, including (i) the cost of any Remedial Action, (ii) increased costs of operations and (iii) losses actually and directly incurred due to related business interruptions.

“EHS Matter” means any matter listed below (whether known or unknown, actual or contingent, or direct or indirect) in relation to Former Properties, Former Products, Properties, Rented Properties or Products or otherwise relating to the activities or assets of the Company or any Subsidiary:

(a)
any condition, action or event constituting a violation of, a non-compliance with or giving rise to a liability under any EHS Law (including third party claims for personal injury or property damage arising therefrom); or

(b)	any contamination or pollution of the Environment, the buildings or plants or other constructions and equipment; or

(c)	any exposure to or disposal, release, presence, use, storage or transport of any Hazardous Substance or Waste.

“EHS Proceeding” means any Proceeding brought by or before a EHS Authority, or which involves EHS Matters and any to which a EHS Authority or any other person is a party with respect to any EHS Matter.

“EHS Warranties” mean the warranties as listed in Section 2 of this Schedule 9.5.

“Environment” means air (including the air within buildings or other natural or man-made structures above or belowground), water (including surface or groundwater, and water in pipe, drainage or sewerage systems) or land and any living organisms or systems supported by those media.

“Former Properties” means any real property or properties owned, leased, operated or occupied by the Company or any Subsidiary prior to the Closing Date, but excluding any of the Properties or Rented Properties.

“Former Products” means Products which were used, produced, stored or distributed at the Former Properties, Properties or Rented Properties, but are no longer used, produced, stored or distributed by the Company or any Subsidiary.

“Former Sites EHS Matters” means any and all EHS Matters relating to:

(a)	any Former Property;

(b)
contamination at collective landfills or disposal facilities where Waste originating from Former Properties, Properties or Rented Properties, or otherwise by or on behalf of the Company or a Subsidiary, has been disposed of prior to the Closing Date;

(c)	Former Products, except with respect to a Former Product present on or at a Property or Rented Property; or

(d)	other EHS Matters relating to Former Products or Former Sites and not relating to any of the Properties or Rented Properties.

“Hazardous Substances” means all natural or artificial substances or materials whether in a solid, semi-solid, liquid, gaseous or vaporous form, which alone or in combination with other substances are capable of causing harm to man or the Environment or damage to property.

“Pre-Closing EHS Matters” means any and all EHS Matters to the extent resulting from or relating to facts, circumstances, conditions or events that were caused, existed or occurred at any time on or before the Closing Date, other than any EHS Matter which is a Former Sites EHS Matter.

“Product” means any product or substance used, produced, stored or distributed by the Company or any Subsidiary at any time on or prior to the Closing Date.

“Reasonable and Prudent Operator” means an operator exercising the degree of skill, prudence and reasonableness that would ordinarily be expected of a skilled and experienced operator engaged in the same type of business as that carried out by each of the Company and the Subsidiaries on Closing, taking into account:

(a)	the nature of the asset or contract concerned; and

(b)	the regulatory regime under EHS Laws as it exists at Closing for the relevant undertaking; and

(c)	the desirability of minimising expenditure; and

(d)	customs and practices applicable to such matters in the relevant jurisdiction,

with no recourse to the indemnities contained in this Schedule 9.5.

“Relevant Person” means each of the Purchaser, the Company, each Subsidiary and any of their respective Affiliates, employees, officers, directors, partners, employees, contractors or agents.

“Remedial Action” means the investigation, assessment, monitoring, removal, cleanup, containment or remediation of any EHS Matter.

“Waste” means any unwanted or surplus substance which is disposed of by the Company or a Subsidiary and which is not, at the time of its disposal, intended by it for re-use, recycling or recovery.

2.	EHS Warranties

The Seller represents and warrants to the Purchaser as of the date of this Agreement and the Closing Date as follows:

(a)
Except for EHS Licenses the non-obtention of which does not give rise to any Actual Cost for the Purchaser or any other Relevant Person, the Company and each of the Subsidiaries has obtained all EHS Licenses necessary for carrying on its business in the places and in the manner in which such business has been and is being carried on.

(b)	The EHS Licenses are in full force and effect and the Company and each Subsidiary is in compliance with the terms of such EHS Licenses and with all other applicable EHS Laws.

(c)
Neither the Company nor any Subsidiary has received any written notice from any EHS Authority that any EHS License will or is likely to be revoked, suspended or its renewal will or is likely to be denied. Furthermore, to the Seller’s knowledge there are no circumstances which indicate that any of the EHS Licenses will or are likely to be revoked or not renewed, in whole or in part, in the ordinary course of events.

(d)
No Hazardous Substance has been released into the Environment or has been used, disposed of, generated, stored, transported, dumped, released, deposited, buried or emitted at, on, from or under any Former Properties, Properties or Rented Properties in a manner or in quantities that could reasonably be expected to represent a violation of any EHS Law or to lead to any liability of a Relevant Person under any EHS Law.

(e)
No written notification or order has been received from any EHS Authority, and there are no EHS Proceedings pending or threatened with respect to any EHS Matter, which in each case allege a violation of or liability under any EHS Law relating to or affecting a Relevant Person or which allege that personal injury or damage to property is the responsibility of any Relevant Person under any EHS Law.

(f)
Neither the Company nor any Subsidiary has received written notification from any EHS Authority or from any other third party that the Company or any Subsidiary is likely to be required to undertake a Remedial Action regarding any contamination or pollution of the Environment pursuant to any EHS Law.

(g)
No person has been exposed to Hazardous Substances in the course of such person’s (i) employment by the Company or any Subsidiary prior to Closing, or (ii) presence at any Property, Rented Property or Former Property during the ownership, lease or occupation thereof by the Company or a Subsidiary prior to Closing.

(h)
Neither the Company nor any Subsidiary has entered into or given, or has liability under, any indemnity, covenant, undertaking, warranty, assurance or other contractual arrangement with any person in connection with Former Sites EHS Matters.

3.	Indemnification

3.1
Subject to the provisions contained in the Schedule 9.5, the Seller shall indemnify, defend and hold harmless the Purchaser and each other Relevant Person in respect of all Actual Costs to the extent arising from or relating to (a) the breach of any of the EHS Warranties, (b) any Pre-Closing EHS Matters, and (c) any Former Sites EHS Matters.

3.2	The limitations on claims contained in Article VIII of the Agreement shall not apply to EHS Indemnity Claims, except to the extent expressly incorporated into this Schedule 9.5.

3.3
Indemnification pursuant to the provisions of this Schedule 9.5 shall be the sole remedy of the Purchaser, the Company and the Subsidiaries for any breach of any of the EHS Representations by the Seller.

4.	Cap on Seller’s liability

The Seller’s liability for EHS Indemnity Claims shall not exceed one hundred million (100,000,000) Euros. The Seller’s liability for EHS Indemnity Claims that have not been notified to the Seller under Section 5.3 of this Schedule 9.5 on or before the fifth(5th) anniversary of the Closing Date shall not exceed fifty million (50,000,000) Euros.

5.	Limitations on EHS Indemnity Claims

5.1
The Seller shall not be liable under this Schedule if, and then only to the extent that, the Actual Costs which are the subject of a EHS Indemnity Claim would not have arisen but for, result directly from or are materially increased by:

(a)	a material change in the use of the affected facility or site, including but not limited to changing the use of the site from industrial to commercial use or to residential use; or

(b)
Remedial Action which neither (i) was required or permitted under applicable EHS Law to achieve Applicable Remediation Standards, nor (ii) would have been carried out by a Reasonable and Prudent Operator to prevent a probable increase, exacerbation or causation of EHS Losses; or

(c)
any new EHS Law or amended EHS Law enacted after the Closing Date, provided that this sub-Section (c) shall not apply if any amount of Actual Costs would nonetheless have been suffered or incurred and would have been indemnified under this Schedule 9.5 if such change in EHS Laws had not taken place; or

(d)
reason of some liability which at the time that the EHS Indemnity Claim is notified to the Seller is contingent only, until such time as such contingent liability ceases to be so contingent, provided that this sub-Section (d) shall not prevent the notification and pursuance of a EHS Indemnity Claim by the Purchaser in order to comply with the time limits in Section 5.3 of this Schedule 9.5.

5.2	The Seller shall not be liable under this Schedule for the costs of performing routine maintenance or repair unrelated to the performance of Remedial Action.

5.3
EHS Indemnity Claims shall be time-barred if the Seller shall not have received from the Purchaser a written notice containing a description of the factual basis for the relevant EHS Indemnity Claim on or before the eleventh (11th) anniversary of the Closing Date.

5.4
The Purchaser shall, or shall procure that the Company or a Subsidiary shall, take all commercially reasonable steps or proceedings, consistent with the overall business interests of the Company and the Subsidiary without taking into account the operation of this Schedule 9.5, in order to mitigate any EHS Loss which has or is expected to give rise to a EHS Indemnity Claim. To the extent that there is a failure by the Purchaser, the Company or the relevant Subsidiary to comply with this Section 5.4, then any part of the EHS Loss which would not have existed but for the failure by the Purchaser, the Company or the relevant Subsidiary to mitigate a EHS Indemnity Claim in accordance with this Section 5.4 shall not form part of the relevant EHS Indemnity Claim.

5.5
Any indemnity due by the Seller under this Schedule will be calculated after deduction of the amount of any tax savings effectively realised by the Company, the Subsidiaries or the Purchaser by reason of the tax deductibility of the relevant Actual Costs but only if the payment of that indemnity by the Seller does not itself give rise to any liability to Tax for the Company, the Subsidiaries or the Purchaser.

6.	Recovery from Third Parties

6.1
Where the Company, a Subsidiary or the Purchaser is entitled (whether by reason of insurance or payment discount or otherwise) to recover from some other person any sum in respect of any liability, loss or damage which is or is expected to be the subject of a EHS Indemnity Claim against the Seller, the Purchaser shall promptly notify the Seller and provide such information or procure that such information be provided as the Seller may reasonably require (in so far as such information is known to the Purchaser, the Company or the relevant Subsidiary relating to such liability or dispute and the steps taken or to be taken by the Purchaser in connection with it, and the Purchaser shall, and shall procure that the Company and the Subsidiaries shall, diligently take all steps commercially reasonable, consistent with the overall business interests of the Company and the Subsidiaries without taking into account the operation of this Schedule 9.5, to enforce such recovery and shall keep the Seller fully and promptly informed of the progress of any action taken in connection with the enforcement of such recovery.

6.2
The provisions of Section 8.2(e) of the Agreement shall apply to the matters set forth in this Schedule 9.5, as if repeated herein with all references therein to Purchaser Losses changed herein to references to EHS Losses.

7.	Co-operation on EHS Matters

7.1.1
In the event that following Closing the Purchaser becomes aware of any EHS Proceeding being started against the Company or any of the Subsidiaries which may give rise to an EHS Indemnity Claim, the Purchaser shall, as soon as practicable in view of the circumstances but in any event no later than thirty (30) calendar days after the Purchaser has received written notice of such EHS Proceeding, give notice to the Seller of the EHS Proceeding (the “EHS Proceeding Notice”). Following the sending of the EHS Proceeding Notice, the Purchaser shall make available to the Seller the supporting documentation or evidence in its possession or under its control on which the EHS Proceeding is based including any and all documents and/or information in the Purchaser’s, the Company’s or the Subsidiaries’ possession reasonably necessary to analyse the factual grounds of the EHS Proceeding.

7.1.2
The Seller shall have thirty (30) calendar days from the receipt of the EHS Proceeding Notice to notify the Purchaser whether or not it wishes to conduct the defence of the EHS Proceeding (the “EHS Notice Period”). Such thirty (30) day period shall be reduced in the event of an EHS Proceeding which requires a response within a shorter period of time to the period for that response less five (5) calendar days. Failure on the part of the Seller to make any notification to the Purchaser before the end of the EHS Notice Period shall be deemed to be an acceptance by the Seller that it shall not conduct the defence of the EHS Proceeding.

7.1.3
In the event that the Seller notifies the Purchaser within the EHS Notice Period that it wishes to conduct the defence of the Company or the relevant Subsidiary against the EHS Proceeding then, except as hereinafter provided, the Seller shall at its own expense have the right to assume the defence of that EHS Proceeding by appropriate proceedings, and shall appoint its own counsel, reasonably acceptable to the Purchaser. This EHS Proceeding shall be promptly settled or taken to a final conclusion in accordance with the corporate interest of the undertaking concerned by such EHS Proceeding and in such a manner as to avoid any risk of the Purchaser or the Company or a Subsidiary becoming liable for any other matter. In this respect, the purchaser shall be entitled to participate and review the Seller’s draft defence. The Seller shall pay all fees and disbursements incurred in connection with such proceedings, including, without limitation, all counsel’s fees. The Seller shall not, without the prior written consent of the Purchaser which shall not be unreasonably withheld or delayed (a) consent to the entry of any judgment against the Company or a Subsidiary, (b) enter into any settlement or compromise or (c) enter into any settlement or compromise or any claim or demand for monetary damages which does not include, as an unconditional term thereof, the giving by each claimant or plaintiff to the Purchaser and/or the Company or the Subsidiary concerned of a release in form and substance satisfactory to the Purchaser. The Purchaser shall have the right to participate in the defence assumed by the Seller and to retain a counsel of its choice, at its own expense. If requested by the Seller, the Purchaser agrees to cooperate with the Seller and its counsel (at the cost of the Seller) in contesting any such EHS Proceeding and to refrain from taking any action which could jeopardise or interfere with the defence of such claims. The Seller shall at all times keep the Purchaser fully informed of the progress of any such EHS Proceeding and its defence in the event the Purchaser does not elect to participate in the defence of such EHS Proceeding. If the Seller notifies the Purchaser of its intention not to assume the defence of a EHS Proceeding, or if it fails to reply on this point within the EHS Notice Period, the Purchaser, the Company or the relevant Subsidiary shall conduct the defence at the expense of the Seller,by appropriate proceedings, and shall appoint their own counsel, reasonably acceptable to the Seller, which proceedings shall be promptly settled or taken to a final conclusion in accordance with the corporate interest of the undertaking concerned by such EHS Proceeding.

7.2
Subject to the provisions of Section 7.1 of this Schedule 9.5, the Purchaser, the Company or the relevant Subsidiary shall manage, control and have the final decision on how to remedy or address all EHS Matters.

7.3
All parties shall fully co-operate with each other and their representatives in connection with any EHS Matter. The Seller shall be regularly informed regarding the status of EHS Matters and shall have the right to meet at reasonable intervals with representatives of the Purchaser, the Company or the relevant Subsidiary to discuss the handling and settlement of EHS Matters, selection of remediation methods or other material actions to be taken to address the relevant matters. Upon request by the Seller, the Purchaser shall, or shall cause the Company or the relevant Subsidiary to, submit to the Seller notices, copies of reports submitted to EHS Authorities and other material correspondence relevant to such EHS Matters and/or their remediation, except for correspondence between the Purchaser, the Company or the relevant Subsidiary with their respective attorneys.

7.4
The Seller shall have the right to be informed in due time of the results of investigations and proposed methods of remediating EHS Matters, to provide comments on such results and methods, to participate upon request in meetings and negotiations with EHS Authorities and other third parties and to make suggestions regarding the remediation or method of addressing the underlying EHS Matter or on the defence against claims or demands of third parties or EHS Authorities. Before committing to a final plan of remediation or other method of addressing a EHS Matter, including without limitation a settlement of claims, the Purchaser shall afford the Seller the opportunity to assess the relevant matter, to review and comment upon such remedy, method or settlement, and shall take into account the Seller’s concerns and views. If the Seller objects to provisions of such proposed remedy, method or settlement, such objections shall be stated in writing and state the alternative proposal sought by the Seller. For the avoidance of doubt, the Purchaser, the Company or the relevant Subsidiary may elect to proceed in whole or in part with a remedy, method or settlement notwithstanding the Seller’s comments.

8.	Dispute Resolution

8.1
In the event of any dispute between any of the parties hereto relating to any matter under this agreeement such party may give written notice to any other party requesting discussion of the actions that might be taken to resolve the dispute. The parties shall, as soon as reasonably practicable and in any event promptly after such notice, meet to discuss any such actions in good faith. During such discussions, any party may propose any action which it believes might resolve the dispute, including mediation or expert determination. Such discussions, mediation or expert determination shall be the means applied for a minimum period of one hundred and twenty (120) calendar days to resolve disputes arising between the parties in respect of this Schedule 9.5

8.2
Without prejudice to the right of the Purchaser, the Company or any of the Subsidiaries to take any action required by law or necessary to protect and preserve the assets of the Purchaser, the Company or any of the Subsidiaries or to avoid pollution or other damage to the Environment or to any person, any dispute, controversy or claim arising out of or in connection with this Schedule 9.5, if not resolved pursuant to Section 8.1 of this Schedule 9.5 at the end of the aforementioned one hundred and twenty (120) calendar day period, shall be resolved in the manner contemplated in Section 10.6 of the Agreement.

En accord avec les parties, les présentes ont été reliées par le procédé ASSEMBLACT R.C. empêchant toute substitution ou addition et sont seulement signées à la dernière page.

AMENDMENT AGREEMENT

1.     Reference is made to the Sale and Purchase Agreement dated April 30, 2003 between Saprodis S.A.S., Cofiger S.A.S., Pinault-Printemps-Redoute S.A. and Wolseley plc (the sale and Purchase Agreement). It is hereby agreed that the Sale and Purchase Agreement shall be amended as follows:

(a)	In Section 9.2, a new paragraph (g) shall be added as follows:

“(g)
the commercial co-operation agreements entered into between the Company and any of the Subsidiaries (on the one hand) and their key suppliers (on the other) not being in compliance with all applicable Laws, including competition Laws.”

(b)	In Section 9.4, new paragraphs (b) to (f) shall be added as follows:

“(b)
any reassessment relating to the dividend distribution which shall occur before the withdrawal of the Company and the Subsidiaries from the tax consolidated group of the Seller, in particular as far as equalisation tax (précompte mobilier), tax credit (avoir fiscal), flat taxation connected to dividends (quote-part de frais et charges) and the benefit of the parent/subsidiary regime (régime mère-fille) are concerned;

(c)	any reassessment relating to the provision for stock depreciation booked for the Company and the Subsidiaries before the Closing Date;

(d)
any reassessment (whatever Tax is concerned be it corporate income tax, personal income tax, employment taxes, social taxes or any other Tax) relating to benefits in kind (such as cars) granted to employees of the Company and the Subsidiaries before the Closing Date;

(e)	any reassessment relating to the management fees paid to the Seller or its Affiliates by the Company and/or any of the Subsidiaries; and

(f)	any reassessment relating to VAT or salary tax (tax sur les salaires) which may occur in relation to operations carried out by the Company and the Subsidiaries before the Closing Date.”

(c)	A new Section 9.6.3 shall be added as follows:

“9.6.3	The following shall apply to the calculation of the Indemnified Losses for the purposes of Section 9.4(c), (d), (e) and (f) only:

(a)
A transfer of a Tax liability relating to one fiscal year to a following fiscal year (such following year to end no later than 31 December 2005), without increasing the said Tax liability, by assessment of the tax authorities shall create a duty to indemnify on the part of the Seller only to the extent that the Company or any of the Subsidiaries is charged penalties or interest in respect of such Tax assessment.

(b)
Any Tax assessment which may be recovered from the relevant authorities, such as value added tax, shall create a duty to indemnify on the part of the Seller only to the extent that the Company or any Subsidiary is charged penalties or interest in respect of such Tax assessment.

(c)
Any indemnity due by the Seller will be calculated after deduction of the amount of any tax savings effectively realised by the Company, the Subsidiaries or the Purchaser by reason of the tax deductibility of the relevant Indemnified Losses but only if the payment of that indemnity by the Seller does not itself give rise to any liability to Tax for the Purchaser, the Company or the Subsidiaries. An additional tax, directly resulting from (i) an increase of assets of the companies which are not depreciable for tax purposes, as compared to those in the Financial Statements, shall constitute an Indemnified Loss; and (ii) and increase of assets of the companies which are depreciable for tax purposes, as compared to those in the Financial Statements, shall not constitute an Indemnified Loss provided that the Seller shall reimburse to the Purchaser the financial cost to the Company or the Subsidiaries resulting from up front payment of the tax recovered over time by way of depreciation allowances.”

2.     The provisions of Sections 10.1 to 10.5, 10.7 and 10.8 of the Sale and Purchase Agreement shall apply mutatis mutandis to this Amendment Agreement.

3.     This Amendment Agreement shall be governed by and interpreted in accordance with the laws of France and any dispute arising in connection with this Amendment Agreement or the transactions contemplated hereby shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris. This provision shall not prevent any party from bringing proceedings in any other jurisdiction in order to enforce any judgment.

Executed in four (4) originals on April 30, 2003.

Saprodis S.A.S. By: /s/ Philippe Klocauos Name: Philippe Klocauos Title

Cofiger S.A.S. By: /s/ M J White Name: M J White Title:

Pinault-Printemps-Redoute S.A.

By: /s/ Philippe Klocauos Name: Philippe Klocauos Title:

Wolseley plc By: /s/ M J White Name: M J White Title:

AMENDMENT Nº2 TO THE SALE AND PURCHASE AGREEMENT SIGNED ON APRIL 30, 2003 BETWEEN SAPRODIS SAS, COFIGER SAS, PINAULT PRINTEMPS REDOUTE SA AND WOLSELEY PLC

This amendment is made by and between Saprodis, a société par actions simplifiée organized under the laws of France with its registered office at 18 place Henri Bergson, 75008 Paris, registered with the Registry of Commerce and Companies of Paris under number 622 016 558, represented by Monsieur Philippe Klocanas, duly authorised (the “Seller”), Cofiger SAS, a société par actions simplifiée organized under the laws of France with its registered office at 40 rue Pr´e Gaudry, Lyon, registered with the Registry of Commerce and Companies of Lyon under number 959 506 296, represented by Monsieur Mark White, duly authorized (the “Purchase”), Wolseley plc, a company organised under the laws of England and Wales with its registered office at Parkview 1220, Arlington Business Park, Theale, Reading RG7 4GA, registered in England and Wales under number 29846 and Pinault-Printemps-Redoute S.A., a société anonyme organised under the laws of the Republic of France with its registered office at 18 place Henri Bergson, 75008 Paris, registered with the Registry of Commerce and Companies of Paris under number B 552 075 020 (“PPR”), (the “Amendment nº2”)

Saprodis, Cofiger, Wolseley and PPR are together referred to as the “Parties”.

The Parties hereby wish to modify and amend Section 2.3 (a), Section 2.4(a)(xii), Section 2.4(a)(x) and Section 3.22 (a) of the Sale and Purchase Agreement signed on April 30, 2003 between the Seller, the Purchaser, PPR and Wolseley Plc (the “SPA”) as follows:

Article 1: Seller’s statement review by the Purchaser

The Parties hereby agree to replace Section 2.3(a) of the SPA which shall read as follows:

“Not less than four (4) Business Days prior to the Closing, the Seller shall deliver to the Purchaser and to the Purchaser’s Accountants a written statement showing the Seller’s calculation of the Closing Net Debt, prepared on the basis of the Accounting Principles and Schedule 2.3 and which in any event shall not exceed three hundred and fifteen million (315,000,000) Euros (the “Seller’s Statement”).

If pursuant to Section 5.2 the Purchaser gives its prior written consent to the acquisition by the Company or any Subsidiary of an undertaking between the date of this Agreement and the Closing Date, the amount of any indebtedness contracted by the Company or that Subsidiary and the amount of any cash paid by the Company or that Subsidiary in each case for the purposes of that acquisition as approved by the Purchaser shall not be taken into account in the calculation of the Closing Net Debt in accordance with this Section 2.3. The Purchaser will have a period of thirty eight (38) Business Days from the Closing Date to review the Seller’s statement and to notify the Seller either that it agrees with the amount of the Closing Net Debt set out in the Seller’s Statement or that it does not agree with the amount of the Closing Net Debt set out in the Seller’s Statement in which case it shall provide reasonable details of the basis for such disagreement. For the purposes of this review, the Seller shall procure that the Purchaser and the Purchaser’s Accountants shall have access to the accounts of and other relevant financial information relating to the Company and the Subsidiaries, as well as to the relevant working papers of the Seller, the Seller’s Accountants and the Auditors. The Closing Net Debt agreed by the parties or otherwise determined in accordance with this Section 2.3 is referred to herein as the “Final Net Debt”.”

Article 2: written confirmation of the bank balances at Closing

The Parties hereby agree to delete Section 2.4(a)(xii) of the SPA, and to replace it by former Section 2.4(a)(xiii) of the SPA which reads as follows:

(xiii)
“directions varying and/or replacing the bank mandates given by the Company and the Subsidiaries so that the persons notified by the Purchaser to the Seller no later than four (4) Business Days prior to the Closing are authorised signatories;”

As a result thereof, Section 2.4(a)(xiii) refered to above shall become Section 2.4(a)(xii).

Article 3

The Parties hereby agree that the following contracts and/or commercial terms and/or pricing terms shall continue after the Closing Date, notwithstanding the terms of Schedule 3.22 (a) of the SPA in this respect, for a period of ninety (90) Business Days following the Closing Date:

–	Commercial terms with TOTALFINAELF ;
–	Licence contract with Lotus Notes (PPR pricing terms) ;
–	France télécom – voix fixe : (PPR pricing terms) ;
–	Transpac : contract with France Telecom.

During the above mentioned 90 Business Days period, the Parties, together with the Company and the Subsidiaries shall decide whether these contracts / commercial terms / pricing terms shall be continued or not, after such 90 Business Days period.

Article 4

Wolseley and COFIGER hereby acknowledge that they have received at the date hereof sufficient evidence as to the termination of the intra-group contracts set out in Schedule 2.4 (a) X) of the SPA.

Article 5

Except as provided herein, all capitalised terms used in this Amendment nº2 shall have the meaning ascribed to them in the SPA.

Article 6

Except as expressly provided in this Amendment nº2, all provisions of the SPA shall remain unchanged and in full force and effect between the Parties pursuant to the terms and conditions of the SPA.

IN WITNESS WHEREOF, The Parties hereto have caused this Amendment nº2 to be executed in 4 counterparts by their duly authorized representatives hereinafter mentioned on July 7, 2003.

SAPRODIS SAS By : /s/ Philippe Klocauos Name : Philippe Klocauos Title :	Pinault-Printemps-Redoute S.A. By : /s/ Philippe Klocauos Name : Philippe Klocauos Title :

Cofiger SAS By : /s/ M J White Name : M. J. White Title : President	Wolseley plc By : /s/ M J White Name : M. J. White Title : Company Secretary